Filed Pursuant to Rule 424(b)(1)

Registration No. 333-112707

PROSPECTUS

TENFOLD CORPORATION

5,000,000 SHARES COMMON STOCK

This is a resale prospectus for the resale of up to 5,000,000 shares of our common stock by the selling stockholders listed herein. We will not receive proceeds from the sale of our shares.

Our common stock is quoted on the OTC Bulletin Board under the symbol “TENF.OB.” On February 25, 2005, the last bid price for our common stock was $0.43 per share.

The selling stockholders may offer the shares through public or private transactions at prevailing market prices or at privately negotiated prices. See “Plan of Distribution.”

Investing in the common stock involves certain risks. See “ Risk Factors” beginning on page 2 for a discussion of these risks.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

THE DATE OF THIS PROSPECTUS IS MARCH 17, 2005

(i)

You should rely only on the information contained in this document or in documents to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where the sale of these securities is legal. The information contained in this document may only be accurate on the date on the front cover.

(ii)

FORWARD-LOOKING STATEMENTS

In addition to historical information, this prospectus contains forward-looking statements that involve risks and uncertainties that could cause our actual results to differ materially from those contained in the forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed in the section entitled “Risk Factors.” When used in this report, the words “expects,” “intends,” “anticipates,” “should,” “believes,” “will,” “plans,” “estimates,” “may,” “seeks,” “estimates” and similar expressions are generally intended to identify forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect our opinions only as of the date of this prospectus. We undertake no obligation to publicly release any revisions to the forward-looking statements after the date of this document. You should carefully review the risk factors described in other documents we file from time to time with the Securities and Exchange Commission, including our Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K.

(iii)

PROSPECTUS SUMMARY

CORPORATE INFORMATION

We are a Delaware corporation having principal executive offices located at 698 West 10000 South, South Jordan, Utah 84095. Our telephone number is (801) 495-1010. The address of our website is www.tenfold.com. Information on our website is not part of this prospectus.

BUSINESS

TenFold is the provider of EnterpriseTenFold™, a software applications platform (formerly “Universal Application”) that reduces enterprise applications design, development, deployment, and maintenance timeframes and costs. EnterpriseTenFold automates most of what applications programmers typically do, and empowers small teams of business people and information technology (“IT”) professionals to design, build, test, deploy, and maintain complex, transaction-intensive applications, with significantly reduced demand on scarce IT resources as compared to other applications development approaches.

From 1993 through 1995, we engaged primarily in the development of our patented EnterpriseTenFold technology and derived revenue primarily from technology development and consulting projects, generally on a time-and-materials basis. In 1996, we began using our EnterpriseTenFold technology to develop EnterpriseTenFold-based applications. From 1997 through 2000, we derived the majority of our license and service revenues from fixed-price, fixed-time applications development projects. Starting in 1998, we also began reselling vertical applications products that we had previously developed for other customers. Currently, we provide applications development and implementation services on a time-and-materials basis, rather than on a fixed-price basis, and we license EnterpriseTenFold to customers wishing to use it to build their own EnterpriseTenFold-based applications. We also enter into distribution alliances and value-added reseller relationships for the resale by third parties of EnterpriseTenFold-based applications.

OUR COMMON STOCK

Our common stock is quoted on the OTC Bulletin Board under the symbol “TENF.OB.”

THE OFFERING

On December 22, 2003, we entered into a common stock purchase agreement with the selling stockholders listed herein, pursuant to which such stockholders purchased $10 million of our common stock for $2.00 per share. The selling stockholders under this prospectus are offering for sale up to 5,000,000 shares of our common stock. We will not receive any proceeds from the resale of shares offered by the selling stockholders hereby, all of which proceeds will be paid to the selling stockholders. The purchase of our common stock involves a high degree of risk. You should carefully review and consider “Risk Factors” beginning on page 2.

RISK FACTORS

You should carefully consider the risks described below before purchasing our common stock. Our most significant risks and uncertainties are described below; however, they are not the only risks we face. If any of the following risks actually occur, our business, financial condition, or results of operations could be materially adversely affected, the trading of our common stock could decline, and you may lose all or part of your investment. You should acquire shares of our common stock only if you can afford to lose your entire investment.

If we are unable to generate sufficient cash flow from operations, or secure additional sources of financing, we would be unable to continue operations as a going concern

While our financial statements have been prepared under the assumption that we will continue as a going concern, the independent accounting firm’s report on our December 31, 2004 financial statements, prepared by Tanner+Co, included an explanatory paragraph relating to their substantial doubt as to our ability to continue as a going concern. Our business model relies upon generating new sales to existing and new customers. We raised capital during 2003 to strengthen our balance sheet. During 2004, we have carefully managed our accounts receivable and generated additional cash inflows wherever possible from our existing customer base. However, for the year ended December 31, 2004 net cash used in operations was $7.3 million. If we do not generate significant new sales to existing and new customers, or raise additional capital, in the near term, we will be required to pursue one or a combination of the following remedies: significantly reduce operating expenses, sell part or all of our assets, or terminate operations. If we sell our assets in such circumstances, it is unlikely that the proceeds from such sale would be sufficient to fully satisfy our obligations to our creditors, and therefore it is unlikely that our existing stockholders would receive any value for their stock. There can be no assurance that we will be successful achieving sufficient cash flow.

We continue to experience difficulty in securing future customer revenue

Although in 2004 we have completed a small but growing number of new, small tactical sales transactions, these new sales are not material to our overall financial results, and we continue to face a challenging sales environment. As a result, there is no assurance that we will be able to convince future prospective customers to purchase products or services from us or that any customer revenue that is achieved can be sustained. If we are unable to obtain future customer revenue or outside financing, our operations, financial condition, liquidity, and prospects will be materially and adversely affected, and we will be required to pursue one or a combination of the following remedies: significantly reduce operating expenses, sell part or all of our assets, or terminate operations.

Our sales cycle can be lengthy and subject to delays and these delays could cause our operating results to suffer

We believe that a customer’s decision to purchase significant products or services from us can involve a significant commitment of resources and be influenced by customer budget cycles. To successfully sell our products and services, we generally must educate our potential customers regarding the use and benefit of our products and services. Recently, we have been able to demonstrate new account penetration through small, introductory proof-of-concept projects including small development and deployment licenses and limited consulting services. However, historically, getting new customers to purchase significant licenses or services has required significant time and resources. Consequently, the period between initial contact and the purchase of our products or services can be long and subject to delays associated with the lengthy budgeting, approval, and competitive evaluation processes that typically accompany significant capital expenditures. Historically, our sales cycles have been lengthy and variable, typically ranging between three to twelve months from initial contact with a potential customer to the signing of a contract. Sales delays could cause our operating results to vary widely. There can be no assurance that we will not experience sales delays in the future. In addition, we face a challenging sales environment and there can be no assurance that we will have sales in the future.

Our future prospects are difficult to evaluate

In light of our operating results for recent periods and the continued difficult sales environment in the technology sector, it is difficult to evaluate our future prospects. There can be no assurance that we will be able to successfully complete current or new projects. In the past we received customer complaints concerning some of our projects. Although we have substantially changed the business model under which we sold and delivered business that generated customer complaints, we cannot be certain that we will not receive more customer complaints in the future. Additionally, our failure to successfully complete any current or new projects may have a material adverse impact on our financial position and results of operations. We cannot be certain that our business strategy will succeed.

We are substantially dependent on a small number of large customers and the loss of one or more of these customers may cause revenues and cash flow to decline

We have derived, and over the near term we expect to continue to derive, a significant portion of our revenues and cash flow from a limited number of large customers. For example, three customers accounted for 50 percent, 22 percent and 15 percent of our total revenues for the year ended December 31, 2004. Significant reductions in the amount of business large customers conduct with us has previously and may in the future, materially and adversely affect our business, results of operations, financial position and liquidity. Replacing the loss of a large customer is unpredictable. Revenues and cash flows from a single customer or a few large customers may constitute a significant portion of our total revenues and cash inflows in a particular period, then decline as the volume of work performed for specific customers is likely to vary from period to period, and a major customer in one period may not continue to purchase licenses or services from us in a subsequent period.

The revenue from the customer (Cedars) who accounted for 50 percent of our total revenues for the year ended December 31, 2004 was primarily from a non-recurring transaction during the second quarter of 2004. As a result, we do not expect Cedars to account for a significant percentage of our revenues after December 31, 2004. See Management’s Discussion and Analysis of Financial Condition and Results of Operations – Revenues for more information.

Our revenues from the two customers accounting for 22 percent and 15 percent of our total revenues for the year ended December 31, 2004, which is primarily time-and-materials consulting revenue, has decreased over time as these customers complete their current application development projects and become more self-sufficient. The customer accounting for 15 percent of our total revenues for the year ended December 31, 2004 completed its use of our time-and-material consulting services for its current application development project during the quarter ended September 30, 2004. We staffed this project with subcontractor staff that we released upon completion of these services. During Q3 and Q4, the end-user customer for this project engaged directly with us for some short-term time-and-materials consulting services. The other customer project, accounting for 22 percent of our total revenues for the year ended December 31, 2004, is staffed by our employees and is currently expected to be completed at the end of the first quarter of 2005. We do not currently have a new project in place to replace this project.

We have previously recognized significant deferred revenues which will not be available in future periods

Our deferred revenue balance generally results from contractual commitments made by customers to pay amounts to us in advance of revenues earned. We had deferred revenues of $1.1 million at December 31, 2004 compared to $7.6 million at December 31, 2003. The decrease results primarily from the recognition of previously deferred revenues during the quarter ended June 30, 2004, upon our successful conclusion of an earlier fixed-price applications development project with Cedars described above. We had a deferred revenue balance of $1.1 million at December 31, 2004 that we expect to recognize as revenues in future periods, but the timing of recognition is uncertain. As a result, we do not expect to recognize revenues or profits from deferred revenues during 2005 at the same levels that we experienced during 2004, and will likely experience losses until this decrease is offset by revenue from other sources.

Our growth and success depends on our ability to license EnterpriseTenFold and other software products; however, we have limited experience licensing EnterpriseTenFold or other products to date

As we change our business strategy to licensing EnterpriseTenFold and other software products, the success of our business is dependent, in part, upon our ability to license those products. If our strategy for marketing EnterpriseTenFold and our other products is unsuccessful, or if we are unable to license EnterpriseTenFold and/or other products successfully, or within the time frames anticipated, our revenues and operating results will suffer.

Our historical quarterly operating results have varied significantly and our future operating results could vary

Historically, our quarterly operating results have varied significantly. For example, during some years, including this year, we have had quarterly profits followed by losses in subsequent quarters. Our future operating results may continue to vary significantly. Until we achieve significant sales to new or existing customers, we expect to continue to experience losses.

If our software contains defects or other limitations, we could face product liability exposure

Because of our limited operating history and our small number of customers, we have completed a limited number of projects that are now in production. As a result, there may be undiscovered material defects in our products or technology. Furthermore, complex software products often contain errors or defects, particularly when first introduced or when new versions or enhancements are released. Despite internal testing and testing by current and potential customers, our current and future products may contain serious defects. Serious defects or errors could result in lost revenues or a delay in market acceptance, which would damage our reputation and business.

Because our customers may use our products for mission-critical applications, errors, defects, or other performance problems could result in financial or other damages to customers. Our customers could seek damages for these losses. Any successful claims for these losses, to the extent not covered by insurance, could result in our being obligated to pay substantial damages, which would cause operating results to suffer. Although our license agreements typically contain provisions designed to limit our liability, existing or future laws or unfavorable judicial decisions could negate these limitations of liability provisions. A product liability claim brought against us, even if not successful, would likely be time consuming and costly.

Our errors and omissions coverage may not cover contractual disputes

While we maintain errors and omissions insurance coverage for claims related to customer contract disputes within the coverage scope and term, given the nature and complexity of the factors affecting the estimated liabilities, actual liabilities may exceed or be outside the scope of our current errors and omissions coverage. We can give no assurance that our insurance carrier will extend coverage to current or future claims. In addition, no assurance can be given that we will not be subject to material additional liabilities and significant additional litigation relating to errors and omissions for existing claims and future claims.

Our errors and omissions insurance policy is in the form of an industry standard software errors and omissions policy. As such, it only covers software errors and omissions that occur after the delivery of software and excludes contractual disputes such as cost and time related guarantees. We have previously had contractual disputes related to our guarantees. While we have substantially changed our business model and no longer offer a money-back guarantee, no assurance can be given that we will not be subject to these types of claims in the future. In the event that liabilities from claims are not covered by or exceed our errors and omissions coverage, our business, results of operations, financial position, or liquidity could be materially and adversely affected.

We are involved in litigation and disputes and may in the future be involved in further litigation or disputes that may be costly and time-consuming, and if we suffer adverse judgments, our operating results could suffer

We are involved in a dispute with a former customer as part of its resolution of its bankruptcy proceeding and in a class action suit against more than 300 issuers involving the underwriters of those issuers’ initial public offerings. We have also been named as one of many defendants in a lawsuit related to the death of a patient at Cedars-Sinai Medical Center, one of our customers. We may in the future face other litigation or disputes with customers, employees, business partners, stockholders, or other third parties. Such litigation or disputes could result in substantial costs and diversion of resources that would harm our business. An unfavorable outcome of these matters may have a material adverse impact on our business, results of operations, financial position, or liquidity. See “Legal Proceedings” generally for more information concerning our litigation and disputes.

Our settlements with Perot Systems and Cedars-Sinai require that if we do not meet certain obligations their claims may be re-instated or re-asserted, and if this were to happen and we suffer adverse judgments, our operating results could suffer

Although we have settled our disputes with Perot Systems and Cedars-Sinai, and during 2004 entered into revised agreements with Cedars-Sinai that confirm our completion of the earlier project and provide for mutual releases from prior related claims, our agreements still require that we perform and meet certain obligations. If we are unable to or do not perform or meet these obligations, Perot Systems and Cedars-Sinai may re-instate or re-assert their respective prior claims against us. If either Perot Systems or Cedars-Sinai were to re-instate or re-assert their respective claims, an unfavorable outcome of the matter may have a material adverse impact on our business, results of operations, financial position, or liquidity.

If we fail to adequately anticipate employee and resource utilization rates, our operating results could suffer

A high percentage of our operating expenses, particularly personnel and rent, are relatively fixed in advance of any particular quarter. As a result, unanticipated variations in the number, or progress toward completion, of our projects or in employee utilization rates did and may continue to cause significant variations in operating results in any particular quarter and could result in quarterly losses. Time-and-materials consulting arrangements can typically be terminated by a customer on short notice. An unanticipated termination of a major project, the delay of a project, or the completion during a quarter of several projects has in the past and may continue to result in under-utilized employees and could, therefore, cause us to suffer quarterly losses or adverse results of operations.

A loss of Nancy M. Harvey, Jeffrey L. Walker, or any other key employee could impair our business

Our industry is competitive and we are substantially dependent upon the continued service of our existing executive personnel, especially Nancy M. Harvey, President, Chief Executive Officer and Chief Financial Officer. Furthermore, our products and technologies are complex and we are substantially dependent upon the continued service of our senior technical staff, including Jeffrey L. Walker, Chairman of the Board of Directors, Executive Vice President, and Chief Technology Officer. If a key employee resigns to join a competitor or to form a competing company, the loss of the employee and any resulting loss of existing or potential customers to the competing company would harm our business. We do not carry key-man life insurance on any of our key employees. We have entered into an employment agreement with our President, Chief Executive Officer, and Chief Financial Officer, Nancy M. Harvey. However, the agreement does not ensure continued service to TenFold. In the event of the loss of key personnel, there can be no assurance that we would be able to prevent their unauthorized disclosure or use of our technical knowledge, practices, or procedures.

Our failure to attract and retain highly skilled employees, particularly project managers and other senior technical personnel, could impair our ability to complete projects and expand our business

Our services business is labor intensive. Our success will depend in large part upon our ability to attract, retain, train, and motivate highly skilled employees, particularly project managers and other senior technical personnel. Any failure on our part to do so would impair our ability to adequately manage and complete existing projects, bid for and obtain new projects, and expand business. There exists significant competition for employees with the skills required to perform the services we offer. Qualified project managers and senior technical staff are in great demand and are likely to remain a limited resource for the foreseeable future. Our prior restructurings and related headcount reductions, may make it more difficult for us to retain and compete for such employees. There can be no assurance that we will be successful in retaining, training, and motivating our employees or in attracting new, highly skilled employees. If we are unsuccessful in this effort or if our employees are unable to achieve expected performance levels, our business will be harmed.

If we cannot protect or enforce our intellectual property rights, our competitive position would be impaired and we may become involved in costly and time-consuming litigation

Our success is dependent, in part, upon our proprietary EnterpriseTenFold technology and other intellectual property rights. If we are unable to protect and enforce these intellectual property rights, our competitors will have the ability to introduce competing products that are similar to ours, and our revenues, market share, and operating results will suffer. To date, we have relied primarily on a combination of patent, copyright, trade secret, and trademark laws, and nondisclosure and other contractual restrictions on copying and distribution to protect our proprietary technology. We have been issued three patents in the U.S. and intend to continue to seek patents on our technology when appropriate. There can be no assurance that the steps we have taken in this regard will be adequate to deter misappropriation of our proprietary information or that we will be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights. The laws of some countries may not protect our intellectual property rights to the same extent as do the laws of the United States. Furthermore, litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. This litigation could result in substantial costs and diversion of resources that would harm our business.

To date, we have not been notified that our products infringe the proprietary rights of third parties, but there can be no assurance that third parties will not claim infringement by us with respect to current or future products. We expect software developers will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Any of these claims, with or without merit, could be time-consuming to defend, result in costly litigation, divert management’s attention and resources, cause product shipment delays, or require us to enter into royalty or licensing agreements. These royalty or licensing agreements, if required, may not be available on terms acceptable to us, or at all. A successful claim against us of product infringement and our failure or inability to license the infringed or similar technology on favorable terms would harm our business.

If we fail to successfully compete, our revenues and market share will be adversely affected

The market for our products and services is highly competitive, and if we are not successful in competing in this market, our revenues and market share will suffer. Many of our competitors have significantly greater financial, technical and marketing resources, generate greater revenues, and have greater name recognition than we do. In addition, there are relatively low barriers to entry into our markets and we have faced, and expect to continue to face, additional competition from new entrants into our markets.

International political and economic uncertainty could have an adverse impact on our business and on our operating results

Revenues from customers outside of North America were approximately 20 percent of total revenues for 2004. The international political and economic uncertainty caused by the ongoing war on terrorism may adversely impact our ability to continue existing relationships with our foreign customers and to develop new business abroad.

Our stock price may continue to be volatile

Our stock price has fluctuated widely in the past and could continue to do so in the future. Your investment in our stock could lose value. Some of the factors that could significantly affect the market price of our stock are discussed in these Risk Factors and elsewhere in our 10-K, and also include: variations in our quarterly financial results; changes in our revenue; changes in our customer base including the loss of a major customer; changes in management; reports or earnings estimates published by financial analysts; changes in political, economic and market conditions either generally or specifically to particular industries; and fluctuations in stock prices generally, particularly with respect to the stock prices for other technology companies. A significant drop in our stock price could expose us to the risk of securities class action lawsuits. Defending against such lawsuits could result in substantial costs and divert management’s attention and resources. An unfavorable outcome of such a matter may have a material adverse impact on our business, results of operations, financial position, or liquidity.

No corporate actions requiring stockholder approval can take place without the approval of our controlling stockholders

The executive officers, directors, and entities affiliated with them, in the aggregate, beneficially own approximately 57 percent of our outstanding common stock. Jeffrey L. Walker, Chairman, Executive Vice President and Chief Technology Officer, and the Walker Children’s Trust, in the aggregate, currently beneficially own approximately 39 percent of our outstanding common stock. Mr. Walker, acting with others, would be able to decide or significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. This concentration of ownership may have the effect of delaying or preventing a merger or other business combination transaction, even if the transaction would be beneficial to our other stockholders.

The anti-takeover provisions in our charter documents and/or under Delaware law could discourage a takeover that stockholders may consider favorable

Provisions of our certificate of incorporation, bylaws, stock incentive plans and Delaware law may discourage, delay, or prevent a merger or acquisition that a stockholder may consider favorable.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares of our common stock offered by the selling stockholders. We are registering the shares for resale to provide the holders thereof with freely tradable securities, but the registration of such shares does not necessarily mean that any of such shares will be offered or sold by the holders thereof.

MARKET FOR OUR COMMON STOCK

Our common stock is quoted on the OTC Bulletin Board under the trading symbol “TENF.OB.” Our high and low prices by quarter during 2004 and 2003 are presented below. These prices reflect inter-dealer quotations and may not represent actual transactions.

	2004
	HIGH	LOW
First Quarter	$5.11	$2.55
Second Quarter	$2.68	$0.88
Third Quarter	$1.76	$1.05
Fourth Quarter	$1.35	$0.60

	2003
	HIGH	LOW
First Quarter	$0.39	$0.14
Second Quarter	$3.00	$0.30
Third Quarter	$2.77	$1.23
Fourth Quarter	$3.41	$1.85

On December 31, 2004, we had approximately 216 stockholders of record of our common stock and 46,377,219 shares of our common stock were issued and outstanding.

We have never declared or paid dividends on our common stock. We expect to retain any earnings generated by our operations for the development and growth of our business, and we do not anticipate paying any dividends to our stockholders for the foreseeable future.

SELECTED FINANCIAL INFORMATION

The selected consolidated statement of operations data for the years ended December 31, 2004, 2003, 2002, 2001, and 2000, and the selected consolidated balance sheet data as of December 31, 2004, 2003, 2002, 2001, and 2000, are derived from, and are qualified by reference to, our audited financial statements. The historical results are not necessarily indicative of future results.

	Year ended December 31,
	2004	2003	2002	2001	2000
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues:
License	$359	$248	$207	$8,532	$12,416
Subscription	—	10,431	15,548	689	—
Services and other	17,234	17,030	12,475	45,692	57,117

Total revenues	17,593	27,709	28,230	54,913	69,533

Operating expenses:
Cost of revenues	5,883	9,454	12,998	30,990	69,151
Sales and marketing	2,861	1,088	1,985	5,556	22,558
Research and development	3,734	3,471	6,229	12,672	25,660
General and administrative	2,315	3,046	7,803	11,113	25,664
Amortization of goodwill and acquired intangibles	—	—	—	962	4,603
Special charges	—	(673)	2,838	18,876	4,810

Total operating expenses	14,793	16,386	31,853	80,169	152,446

Income (loss) from operations	2,800	11,323	(3,623)	(25,256)	(82,913)

Total other income, net	240	2,456	1,938	12,553	2,152

Income (loss) before income taxes	3,040	13,779	(1,685)	(12,703)	(80,761)
Provision (benefit) for income taxes	(376)	32	(497)	2,965	(619)

Net income (loss)	$3,416	$13,747	$(1,188)	$(15,668)	$(80,142)

Basic earnings (loss) per common share	$0.07	$0.34	$(0.03)	$(0.44)	$(2.29)

Diluted earnings (loss) per common share	$0.06	$0.29	$(0.03)	$(0.44)	$(2.29)

Weighted average shares - basic (1)	46,204	40,634	37,249	35,623	35,035

Weighted average shares - diluted (1)	54,924	47,623	37,249	35,623	35,035

Consolidated Balance Sheet Data (at period end):
Cash and cash equivalents	$5,225	$12,236	$3,838	$10,969	$13,854
Total current assets	5,715	13,489	7,654	16,604	19,751
Total assets	6,415	14,417	9,284	27,476	65,275
Total current liabilities	4,098	15,857	34,484	50,942	66,088
Long-term obligations, redeemable preferred and common stock, less current portion	36	—	25	1,878	10,023
Stockholders’ equity (deficit)	2,281	(1,440)	(25,225)	(25,344)	(11,448)
Working capital (deficit)	1,617	(2,368)	(26,830)	(34,338)	(46,337)

(1)	See Note 4 to the financial statements for an explanation of the determination of the method used to determine the number of shares used in computing net earnings (loss) per share.

SUPPLEMENTARY FINANCIAL INFORMATION

The following tables set forth certain unaudited quarterly results of our operations for 2004 and 2003. In the opinion of management, this information has been prepared on the same basis as the audited consolidated financial statements and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the quarterly information when read in conjunction with the audited consolidated financial statements and notes thereto included elsewhere in our Annual Report on Form 10-K. The quarterly operating results are not necessarily indicative of future results.

	Quarter ended
	Mar 31, 2003	June 30, 2003	Sept 30, 2003	Dec 31, 2003	Mar 31, 2004	June 30, 2004	Sept 30, 2004	Dec 31, 2004
	(in thousands, except per share data)(unaudited)
Revenues:
License	$3	$42	$11	$192	$152	$108	$33	$66
Subscription	6,052	4,379	—	—	—	—	—	—
Services and other	3,313	5,120	4,547	4,050	3,439	10,385	1,723	1,687

Total revenues	9,368	9,541	4,558	4,242	3,591	10,493	1,756	1,753

Operating expenses:
Cost of revenues	2,275	2,240	2,905	2,034	2,187	1,794	1,038	864
Sales and marketing	225	265	298	300	315	581	1,045	920
Research and development	915	982	862	712	824	980	982	948
General and administrative	1,241	773	697	335	578	644	676	417
Special charges	—	—	(673)	—	—	—	—	—

Total operating expenses	4,656	4,260	4,089	3,381	3,904	3,999	3,741	3,149

Income (loss) from operations	4,712	5,281	469	861	(313)	6,494	(1,985)	(1,396)

Total other income, net	2,295	82	3	76	107	86	23	24

Income (loss) before income taxes	7,007	5,363	472	937	(206)	6,580	(1,962)	(1,372)
Provision (benefit) for income taxes	12	5	—	15	—	4	—	(380)

Net income (loss)	$6,995	$5,358	$472	$922	$(206)	$6,576	$(1,962)	$(992)

Basic earnings (loss) per common share	$0.18	$0.13	$0.01	$0.02	$(0.00)	$0.14	$(0.04)	$(0.02)

Diluted earnings (loss) per common share	$0.18	$0.11	$0.01	$0.02	$(0.00)	$0.12	$(0.04)	$(0.02)

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Business Overview

TenFold is the provider of EnterpriseTenFold™ (formerly “Universal Application”), a software applications platform that reduces enterprise applications design, development, deployment, and maintenance timeframes and costs. EnterpriseTenFold automates most of what applications programmers typically do, and empowers small teams of business people and IT professionals to design, build, test, deploy, and maintain complex, transaction-intensive applications, with significantly reduced demand on scarce IT resources as compared to other applications development approaches. Using a small team of business people supplemented with IT professionals for rapid applications development is a significant change from the industry-standard approach that relies on large teams of IT professionals who expend significant numbers of person years of effort to design, program, test, change, and deploy enterprise applications. We believe that with EnterpriseTenFold, customers get high-quality, complex enterprise applications into production faster and at significantly lower cost than with other applications development technologies.

We believe EnterpriseTenFold has two unique attributes that make building complex, database-intensive and transaction-intensive applications substantially cheaper, easier, and faster than traditional applications development methodologies. First, because EnterpriseTenFold automates most of what applications programmers typically do and automatically includes advanced applications functionality, we believe customers get more powerful, higher quality applications faster and at a fraction of the cost of traditional programming approaches. Second, since TenFold-powered applications development provides a tool and methodology that business people can effectively use, we believe it enables organizations to directly leverage their business experience and insight and to adapt applications easily to meet changing business requirements.

Our business model focuses on providing EnterpriseTenFold and our assistance through time-and-materials consulting, training, and support, to customers who use their own business teams and our services partners to build and maintain applications.

Critical Accounting Policies

The fundamental objective of financial reporting is to provide useful information that allows a reader to comprehend our business activities. To aid in that understanding, management has identified the “critical accounting policies” below. These policies have the potential to have a more significant impact on our financial statements, either because of the significance of the financial statement item to which they relate, or because they require judgment and estimation due to the uncertainty involved in measuring, at a specific point in time, events which are continuous in nature.

Revenue Recognition and Project Profitability

We believe risks relating to revenue recognition primarily include the judgment required to determine project profit or loss projections on time-and-material contracts. We recognize time-and-materials revenue at the lowest point in the range of estimated profit margin, which represents our best estimate of the profit to be achieved. Variances may occur if we are unable to collect time-and-material billings or if we grant concessions to time-and-material customers in order to sell additional business or collect cash under the contract. These variances between management’s estimate of the lowest point in the range of estimated profit margin and actual results may result in a significant adjustment to our results of operations and financial position.

Previously, risks relating to revenue recognition also included the judgment and estimation required to determine fixed-price project completion percentages, fixed-price project profit or loss projections, and forecasting of fixed-price project end-dates. However, during the year ended December 31, 2002 TenFold converted its remaining on-going legacy fixed-price contracts to time-and-materials arrangements. As a result, TenFold had no significant on-going fixed-price contracts at December 31, 2004 and December 31, 2003.

Litigation Reserves

We review asserted litigation claims each quarter to determine the likelihood that the claim will result in a loss. Significant management judgment is required to conclude on the likely outcome of outstanding litigation. If a loss is probable on a litigation claim, management estimates the loss and we accrue the estimated loss. If a loss is considered probable but cannot be reasonably estimated, we disclose the contingency in the notes to our financial statements. Losses may result on litigation claims that are not considered probable or are not estimable at the current time, potentially having a significant impact on future financial results.

Restructuring Charges

We recognize restructuring charges consistent with EITF 94-3, prior to January 1, 2003 and consistent with SFAS 146 beginning on January 1, 2003. For amounts accrued at December 31, 2002, we reduce current charges for abandoned facilities with sublease income. Management analyzes current market conditions including current lease rates in the respective geographic regions, vacancy rates, and costs associated with subleasing when evaluating the reasonableness of future sublease income. Significant management judgments and estimates must be made and used in calculating future sublease income. Variances between expected and actual sublease income have previously and may continue to result in restructuring charge adjustments in future periods.

Results of Operations

The following table sets forth, for the periods indicated, the percentage relationship of selected items from our statements of operations to total revenues.

	Years Ended December 31,
	2004	2003	2002
Revenues:
License	2%	1%	1%
Subscription	—	38%	55%
Services and other	98%	61%	44%

Total revenues	100%	100%	100%

Operating expenses:
Cost of revenues	34%	34%	46%
Sales and marketing	16%	4%	7%
Research and development	21%	12%	22%
General and administrative	13%	11%	28%
Special charges	—	(2)%	10%

Total operating expenses	84%	59%	113%

Income (loss) from operations	16%	41%	(13)%
Total other income, net	1%	9%	7%

Income (loss) before income taxes	17%	50%	(6)%
Provision (benefit) for income taxes	(2)%	—	(2)%

Net income (loss)	19%	50%	(4)%

2004 as Compared to 2003

Revenues

Total revenues decreased $10.1 million or 37 percent, to $17.6 million for the year ended December 31, 2004, as compared to $27.7 million for the year ended December 31, 2003.

Services and other revenues increased $204,000, or 1 percent, to $17.2 million for the year ended December 31, 2004 as compared to $17.0 million for the year ended December 31, 2003. Services and other revenues for the year ended December 31, 2004 include $8.1 million in revenues, and $150,000 in operating costs, recognized during the quarter ended June 30, 2004, related to the completion of an earlier fixed-price applications development project with Cedars-Sinai Medical Center (“Cedars”). This completed the recognition of these revenues and related costs that were deferred in prior years pending confirmation of the completion of the applications development project and resolution of potential disputes between the parties. The new contractual terms between Cedars and TenFold confirm TenFold’s completion of the earlier project and provide for mutual releases from prior related claims. Since this completed our recognition of this project-related revenue, Cedars did not account for a significant portion of our revenue in subsequent 2004 periods, and we do not expect to recognize similar amounts or expect Cedars to account for a significant portion of our revenues, in future periods.

Excluding the effect of this Cedars transaction, we would have had total revenues of $9.5 million, and a net loss of $4.5 million for the year ended December 31, 2004. The increase in services and other revenues during the year ended December 31, 2004 from this transaction, was partially offset by decreases in revenues from certain other customers who are purchasing less time-and-materials consulting from us over time as they complete their current application development projects and become more self-sufficient. Services and other revenues for the year ended December 31, 2003 include $1.5 million from the reduction over time of a guarantee on one prior fixed-price contract, and $600,000 recognized upon completion of training obligations associated with a contract signed in 2002.

License revenues increased $111,000 to $359,000 for the year ended December 31, 2004, as compared to $248,000 for the year ended December 31, 2003. The increase in license revenues is primarily due to the amortization of the revenue from a project related license sold in late 2003 into revenues during early 2004, and an increase in the volume of new license sales during 2004 as compared to 2003.

We had no subscription revenues for the year ended December 31, 2004, as compared to $10.4 million for the year ended December 31, 2003. Subscription revenues represent revenue from contracts that include a subscription to new product releases on a “when and if available” basis. For certain contracts, including a subscription to future software products when and if they become available, we recognize the fees for the software products ratably over the subscription term beginning with delivery of the first software product. For contracts that include a service element for which the fair value is undeterminable, and the contract includes a subscription to new product releases on a “when and if available basis,” we recognize the entire contract fee ratably over the subscription period as subscription revenue. During the quarter ended June 30, 2003, our existing subscription contracts reached the end of their subscription periods, and we recognized the final remaining subscription revenue for these contracts.

Revenues from customers outside of North America were approximately 20 percent of total revenues for 2004 as compared to 29 percent of total revenues for the same period in 2003. Revenues from customers in the United Kingdom were 19 percent of total revenues for 2004 as compared to 29 percent of total revenues for 2003. The decrease in percent on total revenues from the United Kingdom during 2004 is primarily the result of the completion during the quarter ended September 30, 2004, of a UK consulting project we commenced in 2002. Revenues from operations in Argentina were 0.9 percent of total revenues for 2004 and 0.5 percent of total revenues for 2003. At December 31, 2004, our long-lived assets are deployed in the United States.

Three customers accounted for 50 percent (Cedars), 22 percent and 15 percent of our total revenues for the year ended December 31, 2004, compared to three customers accounting for 41 percent, 25 percent and 23 percent of our total revenues for the year ended December 31, 2003. No other single customer accounted for more than 10 percent of our total revenues for the year ended December 31, 2004 or 2003.

Our revenues from the two customers accounting for 22 percent and 15 percent of our total revenues for the year ended December 31, 2004, which is primarily time-and-materials consulting revenue, has decreased over time as these customers complete their current application development projects and become more self-sufficient. The customer accounting for 15 percent of our total revenues for the year ended December 31, 2004 completed its use of our time-and-materials consulting services for its current application development project during the quarter ended September 30, 2004. We staffed this project with subcontractor staff that we released upon completion of these services. During Q3 and Q4, the end-user customer for this project engaged directly with us for some short-term time-and-materials consulting services. The other customer project, accounting for 22 percent of our total revenues for the year ended December 31, 2004, is staffed by our employees and is currently expected to be completed at the end of the first quarter of 2005. We do not currently have a new project in place to replace this project.

During the quarter ended December 31, 2004, we recognized from previously deferred revenues, service revenues of approximately $261,000 for work performed and from a reduction of our estimate of work remaining on a customer project. We do not expect to recognize significant revenues in future periods for this customer project.

We believe that period to period comparisons between license, subscription, and services revenues are not necessarily indicative of future performance given the nature of our product and services offerings and the relative emphasis we apply to these offerings in any given period.

We continue to actively sell to new customers. In 2004, we completed a small but growing number of new, small tactical sales transactions. However, these new sales are not material to our overall financial results, and we continue to face a challenging sales environment. As a result, it is unclear when we can expect to achieve significant sales to new or existing customers, and until we do so we are likely to continue to experience losses.

Operating Expenses

Cost of Revenues. Cost of revenues consists primarily of compensation and other related costs of personnel and contractors to provide applications development and implementation, support, and training services. Cost of revenues decreased $3.6 million, or 38 percent, to $5.9 million for the year ended December 31, 2004 compared to $9.5 million for the year ended December 31, 2003. The decreases in cost of revenues are primarily due to having fewer staff (particularly subcontractors) working on customer projects as these customers complete their current application development projects and become more self-sufficient.

Sales and Marketing. Sales and marketing expenses consist primarily of compensation, travel, and other related expenses for sales and marketing personnel, as well as advertising and other marketing expenses. Sales and marketing expenses increased $1.8 million, or 163 percent, to $2.9 million for the year ended December 31, 2004 as compared to $1.1 million for the year ended December 31, 2003. These increases in sales and marketing expenses are primarily due to expanding sales staffing and increasing marketing activities. See Tuning our marketing and sales engine and Broadening awareness of and interest in TenFold technology above for more information.

Research and Development. Research and development expenses consist primarily of compensation and other related costs of personnel dedicated to research and development activities. Research and development expenses increased $263,000, or 8%, to $3.7 million for the year ended December 31, 2004, as compared to $3.5 million for the year ended December 31, 2003.

General and Administrative. General and administrative expenses consist primarily of the costs of executive management, finance and administrative staff, business insurance, and professional fees. General and administrative expenses decreased $731,000, or 24 percent, to $2.3 million for the year ended December 31, 2004 as compared to $3.0 million for the year ended December 31, 2003. The decreases in general and administrative expenses are primarily due to lower variable compensation accruals and lower legal expenses.

During the quarter ended March 31, 2004, we reduced some variable compensation accrued during 2003, to lower levels that we believe better reflect our estimates. This reduced operating expenses for the first quarter of 2004 by $219,000.

During the quarter ended December 31, 2003, we similarly reduced some variable compensation accrued during the first half of 2003. This reduced operating expenses for the fourth quarter of 2003 by $550,000.

Special Charges. We incurred no special charges during the year ended December 31, 2004. Special charges for the year ended December 31, 2003 of $(673,000) include restructuring charge adjustments of $(578,000) and asset loss impairment adjustments of ($95,000).

Restructuring reserves are included in accounts payable and accrued liabilities at December 31, 2004. Detail of the restructuring charges as of and for the year ended December 31, 2004 are summarized below (in thousands):

Restructuring Charges:	Balance at December 31, 2003	New Charges	Adjustments	Utilized	Balance at December 31, 2004
Facilities related	$531	$—	$—	$(399)	$132

	$531	$—	$—	$(399)	$132

We have estimated future sublease income which reduces future facility related charges, including lease obligations. We considered current market conditions including current lease rates in the respective geographic regions, vacancy rates, and costs associated with subleasing when estimating future sublease income. Variances between expected and actual sublease income have previously and may continue to result in restructuring charge adjustments in future periods.

Total Other Income, net

Net total other income was $240,000 for the year ended December 31, 2004, as compared to $2.5 million for the year ended December 31, 2003. Net total other income for the year ended December 31, 2003 included a gain of approximately $2.2 million that we recognized on the retirement of capital lease obligations at a significant discount to their carrying value.

Provision for Income Taxes

The benefit for income taxes was $376,000 for the year ended December 31, 2004 as compared to a provision of $32,000 for the year ended December 31, 2003. The benefit for income taxes for the year ended December 31, 2004 relates primarily to reversing accruals for foreign and state taxes that were no longer deemed necessary. The provision for income taxes for the year ended December 31, 2003 relates primarily to foreign taxes.

At December 31, 2004, we had established a valuation allowance of $36.9 million for the net deferred tax assets related to temporary differences, foreign tax credit carryforwards and projected net operating loss carryforwards. The valuation allowance was recorded in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 109, Accounting for Income Taxes, which requires that a valuation allowance be established when there is significant uncertainty as to the realizability of the deferred tax assets. Based on a number of factors, including the size of the prior operating losses, the currently available, objective evidence indicates that it is more likely than not that the net deferred tax assets will not be realized.

Balance Sheet Items

Accounts Payable. We had accounts payable of $265,000 at December 31, 2004 compared to $1.1 million at December 31, 2003. The decrease in accounts payable relates primarily to payments of older accounts payable including amounts due to our United Kingdom subcontractor for its work on a large project.

Accrued Liabilities. We had accrued liabilities of $1.4 million at December 31, 2004 compared to $5.4 million at December 31, 2003. The decrease results primarily from a reduction during the quarter ended June 30, 2004, related to the successful conclusion of an earlier fixed-price applications development project with Cedars, described above, and payments to reduce some older accrued liability items accrued prior to 2004.

Deferred revenues. We had deferred revenues of $1.1 million at December 31, 2004 compared to $7.6 million at December 31, 2003. The decrease results primarily from the recognition of previously deferred revenues during the quarter ended June 30, 2004, upon our successful conclusion of an earlier fixed-price applications development project with Cedars described above. We had a deferred revenue balance of $1.1 million at December 31, 2004 that we expect to recognize as revenues in future periods, but the timing of recognition is uncertain. As a result, we do not expect to recognize revenues or profits from deferred revenues during 2005 at the same levels that we experienced during 2004.

2003 as Compared to 2002

Revenues

Total revenues decreased $521,000, or 2 percent, to $27.7 million for the year ended December 31, 2003, as compared to $28.2 million for the year ended December 31, 2002.

License revenues increased $41,000, or 20 percent, to $248,000 for the year ended December 31, 2003, as compared to $207,000 for the year ended December 31, 2002. The increase in license revenues was due to some recent small new license sales.

Subscription revenues decreased $5.1 million, or 33 percent, to $10.4 million for the year ended December 31, 2003, as compared to $15.5 million for the year ended December 31, 2002. Subscription revenues represent revenue from contracts that include a subscription to new product releases on a “when and if available” basis. For certain contracts, including a subscription to future software products when and if they become available, we recognize the fees for the software products ratably over the subscription term beginning with delivery of the first software product. For contracts that include a service element for which the fair value is undeterminable, and the contract includes a subscription to new product releases on a “when and if available basis,” we recognize the entire contract fee ratably over the subscription period as subscription revenue. The decrease in subscription revenues was due to the completion of the amortization of our deferred subscription revenues during the second quarter of 2003, when our existing subscription contracts reached the end of their subscription periods.

Service and other revenues increased $4.5 million, or 37 percent, to $17.0 million for the year ended December 31, 2003, as compared to $12.5 million for the year ended December 31, 2002. Service and other revenues increased in part due to providing a higher volume of time-and-materials services during 2003 as compared to 2002. Services and other revenues for the year ended December 31, 2003 also included $1.5 million from the reduction over time of a guarantee on one contract, and $600,000 recognized upon completion of training obligations associated with a contract signed in 2002.

Revenues from operations outside of North America were 29 percent of total revenues for the year ended December 31, 2003 as compared to 17 percent in 2002. The 2003 and 2002 revenues from operations outside of North America were attributable to four customers. Revenues from operations in the United Kingdom were 29 percent of total revenues for 2003, and 9 percent of total revenues for 2002. The increase in percent on total revenues from the United Kingdom during 2003 was primarily due to a large consulting project we commenced in November 2002 in the United Kingdom working with our global systems integrator partner, Sapient, and with our UK reseller, youDevise Limited, to provide expertise and consulting services to support Sapient’s GBS implementation project for Vertex. Revenues from operations in Argentina were 0.5 percent of total revenues for 2003, and 8 percent of total revenues for 2002. At December 31, 2003, all of TenFold’s long-lived assets were deployed in the United States.

Three customers accounted for 41 percent, 25 percent and 23 percent of our total revenues for 2003, compared to two customers accounting for 63 percent and 12 percent of our total revenues for the year ended December 31, 2002. No other single customer accounted for more than 10 percent of our total revenues for the year ended December 31, 2003 or 2002.

Operating Expenses

Cost of Revenues. Cost of revenues decreased $3.5 million, or 27 percent, to $9.5 million for the year ended December 31, 2003, as compared to $13.0 million for the year ended December 31, 2002. The decreases were primarily due to a smaller number of personnel working on customer projects, and support and training activities.

Sales and Marketing. Sales and marketing expenses decreased $897,000, or 45 percent, to $1.0 million for the year ended December 31, 2003, as compared to $2.0 million for the year ended December 31, 2002. The decreases in sales and marketing expenses were primarily due to having fewer sales and marketing employees in 2003.

Research and Development. Research and development expenses decreased $2.7 million, or 44 percent, to $3.5 million for the year ended December 31, 2003, as compared to $6.2 million for the year ended December 31, 2002. Research and development expenses decreased due primarily to having fewer research and development employees in 2003.

General and Administrative. General and administrative expenses decreased $4.8 million, or 61 percent, to $3.0 million for the year ended December 31, 2003, as compared to $7.8 million for the year ended December 31, 2002. General and administrative expenses decreased due primarily to having a smaller scale of operations and fewer general and administrative employees, voluntary executive compensation reductions, lower legal expenses from the settlement of legal matters, and reduced financing related expenses in 2003.

Special Charges. Special charges for the year ended December 31, 2003 of $(673,000) included restructuring charge adjustments of $(578,000) and asset loss impairment adjustments of ($95,000). Special charges for the year ended December 31, 2002 of $2.8 million included restructuring charges of $2.0 million and $851,000 of asset impairment charges.

Asset Impairment Charges. During year ended December 31, 2003, we recorded asset loss provision adjustments of $(95,000) to eliminate remaining estimated asset loss accruals that were no longer necessary upon our completing the return of previously leased equipment.

During year ended December 31, 2002, we identified $851,000 of fixed assets that had no future value to us and were no longer in active use, and accordingly recorded an asset impairment charge of $851,000 for the year ended December 31, 2002. This charge included the impairment of the leased equipment assets that we returned to our two major prior equipment lessors pursuant to agreements reached with these lessors subsequent to December 31, 2002, under which we bought out and fully retired the related equipment lease debt and returned substantially all the related equipment.

Restructuring Charges. During the year ended December 31, 2003, we recorded restructuring charge adjustments of $(578,000) to reduce previously accrued restructuring charges for negotiated reductions in remaining lease payments due for unoccupied properties, and to reflect higher sublease income received than previously estimated.

During the year ended December 31, 2002, we incurred restructuring charges of $2.0 million, including $1.1 million, related to termination of the unoccupied portions of our South Jordan, Utah headquarters lease, and $836,000, related to adjustments made to prior restructuring estimates. The termination of the unoccupied portions of the South Jordan lease reduced the square footage leased from 105,068 to 22,310 square feet, reduced the term from 11 years to 5 years, and reduced the rental rate per square foot. This reduced our total base rent obligations (before operating expenses) under this lease by approximately $19 million over the term of the lease. As part of this transaction, we released to the landlord $1.5 million previously held as restricted cash to support these leases. The restructuring charge of $1.1 million is comprised of a charge of $1.5 million for release of the restricted cash, less the reversal of a prior rent accrual of $400,000 no longer needed under the terms of the restructured lease. The adjustments to prior restructuring estimates primarily resulted from higher facilities lease termination payments, and lower revised estimates of future facilities sublease income payments (in part due to the default of one of our subtenants), than previously estimated.

We determined our restructuring charges in accordance with Emerging Issues Task Force Issue No. 94-3 (“EITF 94-3”) and Staff Accounting Bulletin No. 100 (“SAB 100”). EITF 94-3 and SAB 100 require that we commit to an exit plan before we accrue employee termination costs and exit costs.

Restructuring reserves are included in accounts payable and accrued liabilities at December 31, 2003. Detail of the restructuring charges as of and for the year ended December 31, 2003 are summarized below (in thousands):

Restructuring Charges:	Balance at December 31, 2002	New Charges	Adjustments	Utilized	Balance at December 31, 2003
Employee related	$—	$—	$—	$—	$—
Facilities related	1,565	—	(578)	(456)	531

	$1,565	$—	$(578)	$(456)	$531

We have estimated future sublease income which reduces future facility related charges, including lease obligations. We considered current market conditions including current lease rates in the respective geographic regions, vacancy rates, and costs associated with subleasing when estimating future sublease income. Variances between expected and actual sublease income have previously and may continue to result in restructuring charge adjustments in future periods.

During the quarter ended December 31, 2003, we reduced some variable compensation accrued during the first half of 2003, to lower levels that we believe better reflect our estimates due to our financial performance and cash position for 2003 as a whole. This reduced operating expenses for the fourth quarter of 2003 by $550,000.

Total Other Income (Expense), net

Net total other income was $2.5 million for the year ended December 31, 2003, as compared to $1.9 million for the year ended December 31, 2002. Net total other income for the year ended December 31, 2003 included a gain of $2.2 million that we recognized on the retirement of capital lease obligations at a significant discount to their carrying value. Net total other income for the year ended December 31, 2002 included a gain of $2.4 million that we recognized on the retirement of debt, and a loss of $279,000 on our sale of TenFold Systems UK Limited on October 19, 2002. Interest income decreased for 2003 as compared to 2002 due to lower cash and cash equivalent balances in 2003. Interest expense decreased for 2003 as compared to 2002 due to lower notes payable and obligations under capital lease balances in 2003.

Provision for Income Taxes

The provision for income taxes was $32,000 for the year ended December 31, 2003 as compared to a benefit of $497,000 for 2002. The provision for income taxes for the year ended December 31, 2003 relates primarily to foreign taxes. The net income tax benefit for the year ended December 31, 2002, relates primarily to reversing accrued Federal alternative minimum taxes from 2001 due to tax legislation enacted in 2002. No tax benefit was recorded during 2002 for TenFold’s net operating losses.

At December 31, 2003, we had established a valuation allowance of $38.0 million for the net deferred tax assets related to temporary differences, foreign tax credit carryforwards and projected net operating loss carryforwards. The valuation allowance was recorded in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 109, Accounting for Income Taxes, which requires that a valuation allowance be established when there is significant uncertainty as to the realizability of the deferred tax assets. Based on a number of factors, including the size of the prior operating losses, the currently available, objective evidence indicates that it is more likely than not that the net deferred tax assets will not be realized.

Liquidity and Capital Resources

As of December 31, 2004, our principal source of liquidity was our cash and cash equivalents of $5.2 million. During the year ended December 31, 2004, we funded purchases of computer equipment of $76,000 with capital leases.

Net cash used in operating activities was $7.3 million for the year ended December 31, 2004 as compared to $868,000 for 2003. The increase in cash flow used in operating activities results primarily from decreases in cash inflows from time-and-materials consulting projects as these customers complete their application development projects and become more self-sufficient, increased investments we have made in sales and marketing related activities, and payments we made to reduce some older accounts payable and accrued liability items accrued in earlier quarters, including amounts due to our United Kingdom subcontractor for its work on a large project.

Net cash provided by investing activities was $10,000 for the year ended December 31, 2004 as compared to $24,000 for 2003.

Net cash provided by financing activities was $273,000 for the year ended December 31, 2004 as compared to $9.2 million for 2003. Net cash provided by financing activities for the year ended December 31, 2004 included $146,000 from employee stock option exercises and $142,000 of proceeds from employee stock purchase plan stock issuances. Net cash provided by financing activities for the year ended December 31, 2003 was primarily from the proceeds of common stock sales. In February 2003, we sold 3,888,889 shares of common stock to a member of our Board of Directors for a total purchase price of $700,000. In December 2003, we closed a private placement of 5 million shares of common stock, with no warrants, which we sold at $2.00 per share (before related fees and expenses). During the three months ended March 31, 2003 we made payments of $588,000 to retire capital lease obligations at a significant discount.

Our deferred revenue balance generally results from contractual commitments made by customers to pay amounts to us in advance of revenues earned. We had deferred revenues balances of $1.1 million at December 31, 2004 and $7.6 million at December 31, 2003. When over time we recognize these deferred revenue balances as revenues in the statement of operations, we will not have corresponding increases in cash, as the related cash amounts have previously been received by us. Our unbilled accounts receivable represents revenue that we have earned but which we have not yet billed.

We raised capital during 2003 to strengthen our balance sheet. During 2004, we have managed our accounts receivable and generated additional cash inflows wherever possible from our existing customer base. However, challenges and risks remain:

•	We have derived a significant portion of our cash inflows from time-and-materials consulting services from a limited number of large customers. These large customers have reduced their purchases of our time-and-materials consulting services over time as they complete projects and become more self-sufficient. One customer completed its use of our time-and-material consulting services for its current application development project during the quarter ended September 30, 2004. Another customer time-and-materials consulting engagement is expected to be completed at the end of the first quarter of 2005. We do not currently have a new project in place to replace this project. These reductions have materially reduced our cash inflows during 2004 and our expected cash inflows in 2005.

•	We continue to invest in specific marketing initiatives intended to drive TenFold toward the ‘Tipping Point’ by creating awareness and generating leads, as well as the cost of new direct sales staff to convert those leads to sales.

•	We continue to face a challenging sales environment, and it is unclear when we can expect to achieve significant sales to new or existing customers, and achieve and sustain positive cash flow from operations.

•	We may need to seek additional capital to support our operations until our cash flow from sales to new or existing customers provides sufficient cash flow, and that capital may or may not be available on acceptable terms.

We are cognizant of these challenges and risks and appreciate that we must generate cash from operations, business transactions, or capital raising to ensure sufficient liquidity for the coming year and to support our growth. We are focusing on selling new, larger license deals with current customers who have experienced our value proposition, exploring distribution agreements, and continuing discussions with investment bankers about the possibility of raising capital. However, there can be no assurance that we will be successful, and these risks may have a materially adverse affect on our future cash flow and operations. At our present levels of revenue generation and cash consumption, we will not have sufficient resources to continue as a going concern through 2005, as we would exhaust our cash balances by mid 2005. See “Risk Factors” for more information about risks facing TenFold.

Disclosure about Contractual Obligations

The following table sets forth certain contractual obligations recorded in the audited consolidated financial statements as of December 31, 2004 and summary information is presented in the following table (in thousands):

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Long-term debt	$—	—	—	—	—
Capital lease obligations	65	28	37	—	—
Operating lease obligations	1,384	660	724	—	—
Purchase obligations	211	211	—	—	—
Other long term liabilities reflected on the registrant’s Balance Sheet under GAAP	—	—	—	—	—

Total	$1,660	$899	$761	—	—

The real estate operating leases above include $240,000 of restructured real estate lease obligations that have not been reduced by $128,000 of sublease income due from sublease tenants. In the Consolidated Balance Sheet at December 31, 2004, these obligations are included in accounts payable and accrued liabilities, net of the related sublease income. See Notes 7 and 18 of Notes to Consolidated Financial Statements for more information.

We previously had legacy fixed-price contracts containing guarantees. With the conclusion of the transaction with Cedars-Sinai Medical Center described above, we no longer have any contracts subject to a guarantee.

Recent Accounting Pronouncements

In December 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46 (“FIN 46R”) (revised December 2003), Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51 (“ARB 51”), which addresses how a business enterprise should evaluate whether it has a controlling interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46 (“FIN 46”), which was issued in January 2003. Before concluding that it is appropriate to apply ARB 51 voting interest consolidation model to an entity, an enterprise must first determine that the entity is not a variable interest entity (“VIE”). As of the effective date of FIN 46R, an enterprise must evaluate its involvement with all entities or legal structures created before February 1, 2003, to determine whether consolidation requirements of FIN 46R apply to those entities. There is no grandfathering of existing entities. Public companies must apply either FIN 46 or FIN 46R immediately to entities created after January 31, 2003 and no later than the end of the first reporting period that ends after March 15, 2004. The adoption of FIN 46 had no effect on our results of operations and financial position.

On December 18, 2003, the SEC issued Staff Accounting Bulletin No. 104, Revenue Recognition (“SAB 104”), which supercedes SAB 101, Revenue Recognition in Financial Statements. SAB 104’s primary purpose is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, which was superceded as a result of the issuance of EITF 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. SAB 104 does not have a material impact on our financial position or results of operations.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, which amends Accounting Principles Board (APB) Opinion No. 29, Accounting for Nonmonetary Transactions. The guidance in APB Opinion 29 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB Opinion 29, however, included certain exceptions to that principle. SFAS 153 amends APB Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for fiscal periods beginning after June 15, 2005. We do not expect that the adoption of SFAS 153 will have a material impact on our financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment, which requires companies to measure and recognize compensation expense for all stock-based payments at fair value. SFAS 123R is effective for all interim periods beginning after June 15, 2005 and, thus, will be effective for us beginning with the third quarter of 2005. Early adoption is encouraged and retroactive application of the provisions of SFAS 123R to the beginning of the fiscal year that includes the effective date is permitted, but not required. We are currently evaluating the impact of SFAS 123R and expect the adoption to have a material impact on our financial position and results of operations. See Stock-Based Compensation in Note 3 of our Notes to Consolidated Financial Statements for more information related to the pro forma effects on our reported net income and net income per share of applying the fair value recognition provisions of the previous SFAS 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

As of December 31, 2004, we had cash and cash equivalents of $5.2 million, and restricted cash of $74,000. Substantially all of the cash equivalents consist of highly liquid investments with remaining maturities at the date of purchase of less than ninety days. These investments are subject to interest rate risk and will decrease in value if market interest rates increase. A hypothetical increase or decrease in market interest rates by 10 percent from the December 31, 2004 rates would cause the fair value of these cash investments to change by an insignificant amount. We do not invest in any financial derivatives or any other complex financial instruments. TenFold does not own any equity investments. Therefore, we do not currently have any direct equity price risk.

Currency Risk

Our operations include some transactions with customers and partners in the United Kingdom. Some of these transactions are denominated in British pounds. For example, we have had projects in the United Kingdom for which we received payment from our customer in British pounds, and paid a contractor we used in British pounds. As a result, our financial results could be affected by factors such as a change in the foreign currency exchange rate between the U.S. dollar and the British pound, or by weak economic conditions in the United Kingdom. When the U.S. dollar strengthens against the British pound, the value of receivables or payables denominated in British pounds decreases. When the U.S. dollar weakens against the British pound, the value of receivables or payables denominated in British pounds increases. The monetary activities which are impacted by foreign currency fluctuations are cash, accounts receivable, accounts payable, and certain accrued liabilities. A hypothetical 10 percent increase or decrease in the exchange rate between the U.S. dollar and the British pound from the December 31, 2004 rate would cause the fair value of such monetary assets and liabilities denominated in British pounds to change by $11,000. We are not currently engaged in any foreign currency hedging activities.

BUSINESS

Business Overview

TenFold is the provider of EnterpriseTenFold™ (formerly “Universal Application”), a software applications platform that reduces enterprise applications design, development, deployment, and maintenance timeframes and costs. EnterpriseTenFold automates most of what applications programmers typically do, and empowers small teams of business people and information technology (“IT”) professionals to design, build, test, deploy, and maintain complex, transaction-intensive applications, with significantly reduced demand on scarce IT resources as compared to other applications development approaches. Using a small team of business people supplemented with IT professionals for rapid applications development is a significant change from the industry-standard approach that relies on large teams of IT professionals who expend significant numbers of person years of effort to design, program, test, change, and deploy enterprise applications. We believe that with EnterpriseTenFold, customers get high-quality, complex enterprise applications into production faster and at significantly lower cost than with other applications development technologies.

We believe EnterpriseTenFold has two unique attributes that make building complex, database-intensive and transaction-intensive applications substantially cheaper, easier, and faster than traditional applications development methodologies. First, because EnterpriseTenFold automates most of what applications programmers typically do and automatically includes advanced applications functionality, we believe customers get more powerful, higher quality applications faster and at a fraction of the cost of traditional programming approaches. Second, since TenFold-powered applications development provides a tool and methodology that business people can effectively use, we believe it enables organizations to directly leverage their business experience and insight and to adapt applications easily to meet changing business requirements.

We believe EnterpriseTenFold offers three unique benefits to its customer.

1.	Speed. EnterpriseTenFold lets a small team of business people and IT professionals build and enhance high-quality, high-performance, powerful applications very quickly. EnterpriseTenFold lets a trained team build a complex application faster than with other technology because building an application using EnterpriseTenFold requires only describing applications features and functionality. Other applications development technologies also let you build and enhance applications, but most require large teams of programmers, take longer, and are risky for complex applications. The high failure rate of most complex applications development projects suggests that other applications development technologies often lead to project cost and schedule overruns, applications quality problems, and sometimes project cancellations.

2.	Quality. EnterpriseTenFold includes the TenFold RenderingEngine, which renders an application from its description. With EnterpriseTenFold, there is no need to write or test newly-written code in the building of an application. Thus, it is unlikely for the application to have defects. We believe that a TenFold-powered application works just as you described for it to work; it may not do what you want but it does do what your description says for it to do. Consequently, we believe that TenFold-powered systems are much higher quality than most other applications.

3.	Power. The TenFold RenderingEngine contains thousands of features that make any TenFold-powered application much more functionally-rich than the same application that a programmer-staffed applications development team could pragmatically afford to build. TenFold-powered applications have thousands of clever, powerful features unavailable in most other applications.

Our business model focuses on providing EnterpriseTenFold and our assistance through time-and-materials consulting, training, and support, to customers who use their own business teams and our services partners to build and maintain applications.

Business History

We founded TenFold in 1993. We spent the first several years primarily developing our patented EnterpriseTenFold technology. In 1996, we began using EnterpriseTenFold to build applications for customers. In 1999, we completed our initial public offering. In 1999 and early 2000, we tested a new business model which included selling large custom application development projects with a unique-in-the-industry “money-back guarantee”, and simultaneously structuring the company to launch and build on an accelerated time frame, eight separate vertical market facing applications product companies. Beginning in 2000, we experienced several difficult quarters and faced significant financial, legal, and operational issues. We incurred substantial, increasing losses from operations in the last three quarters of 2000.

Starting in the second half of 2000 and continuing through today, we have taken steps to refocus TenFold to its roots as a software applications platform technology company, deal with the liabilities that arose as a result of the interim business model, and restore the company to sound business health.

During 2001, we refocused TenFold back to being a technology company. We significantly reduced our operating costs, improved customer satisfaction, and sold additional products and services to existing customers. We suffered a setback following the events of September 11, 2001, after which we lost two of our largest customers and restructured TenFold again. In November 2001, we entered into an expanded relationship with Allstate Insurance Company (“Allstate”), which represented our first significant transaction under our new business model.

During 2002, we continued our business turnaround. We significantly reduced quarterly cash outflows by renegotiating several major property leases, retiring our entire bank debt at a significant discount and, continuing operational restructuring to better align capacity with cash flow. We continued to settle litigation matters related to our prior business model, entered into an agreement to settle a shareholder lawsuit that subsequently settled in 2003; and, concluded a settlement with the Securities and Exchange Commission without paying any fine or civil penalty or needing to restate our financial statements.

We established strategic distribution alliances and value added resellers (“VAR”) relationships to accelerate and broaden market distribution of EnterpriseTenFold at a significantly lower cost and greater speed than we could achieve on our own. We entered into distribution relationships with Perot Systems Corporation, Sapient Corporation and youDevise Limited (a UK company). We established VAR relationships with PCX Systems, LLC (a subsidiary of Cedars-Sinai Medical Center), Vertex (a UK-based utility sector customer management and billing company), and Redi2. In late 2002, Vertex completed its first sale of a TenFold-powered application.

In 2003, we continued our business turnaround. We strengthened our balance sheet by retiring our remaining equipment leasing debt at a substantial discount in February 2003, and in that same month obtained an investment of $700,000 by Robert W. Felton, a long-time TenFold director. In December 2003, we closed a private placement of 5 million shares of restricted common stock, with no warrants, which we sold at $2.00 per share (before related fees and expenses).

During Q3 2003, we began shipping our first major new product, Tsunami (a single user PC version of EnterpriseTenFold), which we make available free of charge over the internet to any person who wants to try it, and we announced the release of the next generation of our EnterpriseTenFold product.

We continued to build sales and marketing processes to prepare for our emergence as a growth technology company through three complementary sales and marketing related initiatives. We continued to develop relationships with VAR’s, systems integrators and software distributors. We prototyped a tactical sales model based on small, initial proof of concept projects to introduce new customers to TenFold. We encouraged developers to install our free-of-charge, single-user version to prove our TenFold technology claims for themselves.

2004 Highlights

During 2004, we made progress on each of our three principal initiatives intended to position TenFold as a growth software infrastructure company.

Identifying and establishing business practices and resources for handling future growth

During 2004, we identified and established business practices and resources to let TenFold manage the high growth we seek to achieve. We increased our operational discipline, processes and tracking. We believe that most TenFold operational areas can achieve better-than-industry-standard productivity, lower cost per deliverable, and consequently higher margin contribution, if we use TenFold-powered applications to automate them. During 2004, we built highly custom TenFold-powered core applications – ContactManager and CustomerManager – to improve the way we manage our leads and customers.

We introduced innovative new services, such as our TenFold Support SpeedPro. Our customers use SpeedPro to get expert consultants for short-duration projects. SpeedPro strengthens customer allegiance and generates new revenues and contribution in TenFold Support. Although Speed Pro numbers are small, every customer who bought a SpeedPro service in 2004 came back for more.

TenFold University updated its curriculum, training materials and classes to accelerate customer adoption of our technology.

In Q4, we released our most important technology to date, EnterpriseTenFold MarketForce. We named this release MarketForce because it is designed to enhance our sales and marketing by showcasing the benefits of TenFold technology.

We established business processes that are critical to achieving high growth including: Making our software licensing easy, fast, accurate, and auditable – improving our ability to comply with the new requirements, such as Sarbanes-Oxley; strengthening our sales infrastructure by creating commission plans, quotas, and accelerators; and, developing a Sales Training program to bring new sales professionals up to speed, and a SalesBag and SalesKit containing hard copy and electronic versions of all materials a sales executive needs to sell.

Broadening awareness of and interest in TenFold technology

During 2004, we increased marketing efforts to broaden awareness of and interest in TenFold technology. Our goal is to reach the market-awareness Tipping Point that launches TenFold as a high-growth, software product company. We made our free Tsunami product the cornerstone of our Tipping Point strategy. With Tsunami, an interested business or IT professional can install TenFold technology over the Internet and by following a script build a complete, enterprise-scale Customer Relationship Management (CRM) or HR application in just a few hours with no prior training. Tsunami introduces people to TenFold technology and metaphors for applications development and demonstrates our Speed, Quality, and Power benefits in just a few hours. Tsunami demonstrates that we can put TenFold technology in the hands of interested people globally, fast and easily, at essentially no cost of sales or distribution to TenFold. Tsunami has broadened interest in TenFold technology more generally. TenFold was awarded the Software and Information Industry Association (“SIIA”) Codie Award for the Best Distributed Computing solution.

During 2004, we launched multi-faceted, integrated marketing, including e-mail, direct mail, telemarketing, and limited advertising, largely to support our principal marketing approach, TenFold Seminars. During 2004, we hosted TenFold Seminars in various areas including the San Francisco Bay area, Seattle, New York City, Chicago, Dallas, Boston, Toronto, and London. We track the progress of our marketing program by monitoring lead generation. Marketing generated over 3,500 leads in 2004. We also began to use and see the benefit of public relations programs. TenFold Technology was covered in widely read on-line industry publications – Peter Coffee’s eWeek column, ComputerWorld Canada, Software Reseller News, ADTmag.com, and PCWeek.

Tuning our marketing and sales engine

During 2004, we tuned our marketing and sales engine designed to convince people that our technology does what we claim and to help them realize the implications of our value proposition. We defined and validated leverageable and replicable processes for introducing new customers to TenFold and closing software license business. Our sales model uses small proof-of-concept projects as a way of offering customers a low-risk way to test and verify our value proposition. We expect to build on successes of these first deals to radiate into additional, larger licenses and services. Our tactical sales strategy – Penetrate and Radiate – is gaining momentum. Our DirectSales and TeleSales professionals signed more new customers in Q4 than in any quarter in TenFold’s history. While the numbers are still small and not material to our overall financial results, we observed that half the new accounts that we penetrated during the first three quarters of the year with a proof-of-concept project bought further licenses and services and are active customers. All of our Penetrate projects were successful technologically, not all were successful politically. We are learning from all projects how to present our technology, value proposition, and services better.

At the close of 2004, we had six DirectSales professionals and two part-time TeleSales professionals.

During 2004, we continued to leverage other distribution channels to accelerate and broaden distribution. Our largest partners, Sapient and Perot, successfully implemented and rolled into robust production mission critical applications in the utility and healthcare sectors. On the VAR front, our financial services sector VAR, Redi2 Technologies, which sells the TenFold-powered Redi2 Revenue Manager application, secured the financial giant Mellon Financial as a customer. Also, one of our UK customers, Vertex, won an industry award for their TenFold-powered application named Alto and has established a North American sales organization to actively promote Alto in the U.S.

Our prospects and customers represent diverse industries in which TenFold technology can add value – banking, utilities, healthcare, medical devices, biotechnology, manufacturing, software, communications, among others.

Customers using TenFold-powered applications in production today include, among others, Abbey National Bank, Allstate Insurance, Barclays Global Investors, Cedars-Sinai Medical Center, Deutsche Bank, Dresdner Bank, Franklin Templeton, iplan networks, JPMorgan Chase, MedCath, Rand Technology, Trinity, and Vertex (a subsidiary of United Utilities). During 2004, we earned revenues from 34 customers including three prestigious TenFold customers who implemented mission critical TenFold-powered applications and successfully rolled them into robust production:

•	JPMorgan Chase rolled out its TenFold-powered global securities lending application, SecuritiesLendingExpress (SLX) to both international and domestic traders. During Q1 2004, we reached agreement on the key terms of an agreement to transfer ownership of SLX to JPMorgan Chase. As we help them become more self-reliant maintaining SLX in production, we expect them to gradually reduce their use of time-and-materials consulting services and largely complete the SLX development and implementation project by the end of the first quarter of 2005.

•	Vertex, a UK-based utility sector customer management and billing company, took its TenFold-powered replacement customer management and billing application, Generic Billing System (GBS), into production for its initial water company customer. During Q3, we completed the provision of time-and-materials consulting services to Vertex’s project through our UK reseller, youDevise Limited, which augmented the team supplied by global systems integrator Sapient. Later, Vertex requested TenFold’s assistance on several short-term time-and-materials consulting projects. As of year-end, Vertex had over 2 million customers converted over to GBS.

•	Cedars-Sinai Medical Center has had parts of its PatientCareExpert application in steady use since Q3 2002. In October 2004, Cedars deployed important additional components including Patient Management (which manages all admission, insurance verification, bed management and discharge and is also known by the acronym, ADT, for Admission, Discharge and Transfer) and Orders Communication (which enables nurses to enter clinical orders electronically) into production use. Cedars expects to continue to deploy additional important applications components into production in 2005 and 2006.

Transaction with Cedars-Sinai Medical Center

At the close of Q2 2004, we executed an important set of agreements with Cedars. The financial aspects of this non-recurring transaction are discussed under Management’s Discussion and Analysis of Financial Condition and Results of Operations – 2004 as Compared to 2003 - Revenues. As part of this set of agreements, Cedars acknowledged completion of TenFold’s prior application development work and TenFold granted Cedars expanded EnterpriseTenFold license rights to allow greater development and deployment within Cedars and we granted Cedars’ PCX Systems, LLC subsidiary the right to expand its Patient Care Expert System with additional health care related modules, and to resell those applications in the health care market. Long term, TenFold stands to benefit financially if Cedars and its partner Perot Health Systems successfully commercialize these healthcare applications.

Some of our customers accounted for more than 10 percent of our annual revenues. Cedars-Sinai Medical Center accounted for 50 percent, JP Morgan Chase accounted for 22 percent, and Sapient accounted for 15 percent of our revenues for the year ended December 31, 2004. See Management’s Discussion and Analysis of Financial Condition and Results of Operations – 2004 as Compared to 2003 - Revenues for more information. Allstate accounted for 41 percent, JP Morgan Chase accounted for 25 percent, and Sapient accounted for 23 percent of our revenues for the year ended December 31, 2003. Allstate accounted for 63 percent and JP Morgan Chase accounted for 12 percent of our revenues for the year ended December 31, 2002.

Revenues from customers outside of North America were approximately 20 percent of total revenues for 2004, 29 percent of total revenues for 2003, and 17 percent of total revenues for 2002. Revenues from customers in the United Kingdom were 19 percent of total revenues for 2004, 29 percent of total revenues for 2003, and 9 percent of total revenues for 2002. Revenues from operations in Argentina were 0.9 percent of total revenues for 2004, 0.5 percent of total revenues for 2003, and 8 percent of total revenues for 2002.

Industry Challenge

Organizations worldwide face increasing pressure to replace their legacy enterprise applications and introduce new applications as they seek to increase productivity, cut costs, introduce new products and services, address changing regulatory and competitive demands, and access new technology. But, organizations face daunting odds of failure because traditional processes for building, integrating, and deploying complex applications is costly and risky. Consequently, many organizations continue to make substantial investments to maintain legacy applications that inadequately meet current needs and do not address new business requirements. To obtain new or replacement applications, companies choose between buying a packaged software application or building a custom software application.

Organizations generally turn to independent software vendors, such as Enterprise Resource Planning (“ERP”) vendors or vertical software vendors, when seeking packaged applications. In general, packaged applications promise predictable quality and relatively quick implementation. However, packaged applications frequently require that an organization adapt its business practices to the software; ERP systems generally fail to address specific industry problems, such as patient management or securities lending; often cost considerably more than planned to implement; and, once installed, are difficult to modify to adapt to changing business needs. In addition, when an organization chooses the costly and time-consuming path of customizing a packaged application, cost and risk rise rapidly and the organization is generally inhibited from future opportunities to upgrade the packaged application when subsequent new releases are available.

Alternatively, organizations can build custom applications, either internally or with third parties. This approach promises them the functionality, flexibility, and fit they seek, but custom applications development carries a high risk of failure, with most projects exceeding budgets and schedules, and with many projects being cancelled prior to implementation due to time delays, budget overruns, and functional or technical deficiencies. Companies often hire software integration or services firms to build and implement mission-critical applications. These firms generally engage a large number of consultants who may remain on-site for years, and may exceed budgets and schedules without producing significantly better results than internal development organizations. In addition, these firms typically do not offer ongoing product enhancements because they build custom solutions for a single customer.

Applications development projects fail because the process of building complex applications with conventional tools and approaches is very complicated and labor intensive. Designing, programming, testing, integrating, and deploying complex applications can be difficult, take a long time, be expensive, and tie up scarce IT resources. This high cost and high risk is in stark contrast to the business need for new applications that address current business practices and can be adapted quickly and easily to meet the evolving business requirements of a dynamic, highly competitive business environment.

TenFold Technology and Products

We believe TenFold’s patented EnterpriseTenFold presents a significantly new approach to applications development. We believe that this approach reduces applications development and maintenance cost and time in two ways: first, by automating tedious, time-consuming, error-prone tasks that programmers would generally do; and, second, by providing an applications development tool and methodology that lets business people actively participate in applications development. We believe that EnterpriseTenFold enables organizations to directly leverage their business experience and insight and to adapt applications easily to meet changing business requirements.

EnterpriseTenFold has three key innovations that make designing, building, testing, deploying, and maintaining an application completely different from traditional programming-oriented technologies:

Innovation	Description
TenFoldTools	•	Provides a sophisticated applications developer interface that is convenient for describing applications requirements.
	•	Is itself a set of easy-to-use applications with security, concurrency control, audit trails, et cetera.
	•	Is a set of TenFold-powered applications, so an applications developer has the same intuitive user interface, benefits from the same Quality and Power as other applications end-users.

TenFold Dictionary	•	Saves the applications description in an RDBMS to make changing the description easy and fast.
	•	Secures and manages the applications description just as an RDBMS does for any applications database data such as invoices or insurance policies.

TenFold Rendering-Engine	•	Reads the applications description and renders the application.
	•	Supports using and changing an application as you describe it.
	•	Scales to support tens of thousands of simultaneous end-users.

These EnterpriseTenFold innovations work together to automate tedious, repetitive, and error-prone tasks like writing SQL, Java, C++, or VisualBasic code. We believe that automating tedious programming tasks lets applications developers focus their intellect and energy on solving the business problem instead of fighting technology problems.

We believe this revolutionary EnterpriseTenFold approach has important implications:

Implication	Description
Requirements are easier, faster, and more rewarding	•	Accelerates the difficult, time-consuming, resource intensive, traditional first step in applications development, Requirements.
	•	Lets users enter and unambiguously record requirements with TenFoldTools.
	•	Lets users see a running application as they enter requirements.
	•	Lets users build and modify their application quickly, so they can gather requirements in concert with developing and using their actual application.

Power features make applications functionally richer	•	Built-in TenFold RenderingEngine features make applications automatically powerful with slick Windows and browser user-interfaces, powerful database features like TimeRelation, AuditTrail, and more.

The meaning and purpose of Testing changes to everyone’s benefit	•	TenFold RenderingEngine renders a working application, so testing becomes ‘an exercise to verify the business solution,’ instead of ‘figure out where it blows up and fix it.’
	•	With portions of the application running almost at the very start of the project, users can demonstrate it to business people and get feedback throughout the project, not just at the end when the project should be complete.
	•	Automated regression testing tools let users capture what they want to automatically test and help them ensure that ongoing applications changes do not impact things that work as they wish.

Change is fast, responsive, and significantly lower cost	•	Since changing an application involves only changing its description, change is extremely fast.
	•	Automated regression testing tools make it possible to fully test a new applications version quickly and verify that new features work and that existing features still work as before.
	•	Built-in change management tools automate most of the work in promoting new applications versions into production.

The EnterpriseTenFold value proposition provides three major benefits – Speed, Quality, and Power – to its customers. Speed. EnterpriseTenFold makes building complex applications faster than other technologies so projects can be finished in months, not years. Quality. EnterpriseTenFold addresses eleven key attributes of quality applications. Since TenFold RenderingEngine renders an application from its description, tedious, error-prone, programming-like tasks are avoided in building or enhancing a TenFold-powered application. Thus the quality of the application is excellent. Power. EnterpriseTenFold renders an application from its description and automatically includes considerable, rich built-in functionality in the application. Interestingly, complex feature requirements, which traditionally generate complexity and a high likelihood of project failure, add little incremental cost to TenFold applications development. Just as a spreadsheet requiring more-complex formulas is not significantly more costly to build than one with only simple formulas.

EnterpriseTenFold has been in development more than 10 years, contains more than 2.5 million lines of C and C++ code, and is covered by three issued U.S. patents. We believe that with EnterpriseTenFold, business people or applications developers with little or no traditional programming skills can collaborate with IT professionals to build and maintain an application by describing the application without needing to program in C, C++, Java, HTML, Structured Query Language (“SQL”) or other programming languages and without the need to do other programming-like tasks such as designing screens and writing technical designs.

We believe EnterpriseTenFold delivers these benefits:

•	Faster development of complex transaction applications because EnterpriseTenFold automates tasks that programmers would otherwise have to do such as coding SQL, coding logic functions, managing computer-to-computer communications, and coding user interface screens;

•	Longer-lived applications that can survive changes in underlying technologies without requiring applications rewrites, because EnterpriseTenFold insulates applications from many technical changes such as new operating system and database software releases;

•	Reduced maintenance costs because there is little or no code to maintain;

•	Improved quality because EnterpriseTenFold replaces individually-coded logic with already-existing, thoroughly-tested algorithms that provide both basic and sophisticated applications behavior such as security, menuing, transaction behavior, and powerful windows and browser user interface features;

•	Greater consistency to look, feel and operation across the entire application, by replacing individually-built screen designs and transactions with a systematic, optimal, standard design and by eliminating the details of screen layout and repetitive transaction behavior from the application developer’s task list;

•	Demonstrated scalability as customers add simultaneous end-users and computing capacity; and

•	Typically sub-second response-time on properly configured hardware for most applications actions, because EnterpriseTenFold is carefully optimized to provide good performance.

In addition to the above benefits, EnterpriseTenFold has many distinguishing advanced features. The following is a partial listing of these features:

•	Portability across popular databases such as Oracle, DB2, SQL Server, Sybase, and MySQL;

•	Generation of all SQL statements for accessing and updating data, each highly optimized for each relational database;

•	Automatic screen layout to ensure consistency and quality in both Web and desktop environments;

•	Built-in support for query and update of time-varying data such as effective-dated employee records;

•	Real-time, server-supplied screen refresh of detail and summary information as underlying data changes;

•	Simplified business rule definition and optimized rule execution for workflow, posting, access control, and other sophisticated rule types;

•	Formal rule abstractions for validation, propagation, population, without requiring application developers to master complex event models;

•	Shared middle-tier caching, deferred query execution, and optimistic concurrency control to minimize database server load;

•	Codeless integration with third-party applications via real-time messages, APIs, or files based on a simple interface description including support for many different messaging layers such as Tibco, TCP/IP, MQSeries, and Pipes;

•	Application-level data synchronization between central servers and intermittently connected laptops; and

•	Guided interfaces to help end-users quickly master complex business processes.

EnterpriseTenFold is composed of components for developing, executing, integrating, and configuring applications.

Developing an Application. TenFoldTools provides a sophisticated user interface that lets applications developers describe an application without traditional programming activities. Business people or other applications developers describe the database that the application manages, transactions that business end-users use to do each end-user activity, and rules that control transaction behavior. TenFoldTools includes an application, named TenFold Librarian, itself a TenFold-powered application, that applications developers use to describe their application. TenFold AutoTest uses patented techniques to simplify and automate functional, performance, scalability and regression testing. TenFold Reporter and TenFoldAnalyzer let business people define their own reports and real-time data analysis. These applications development tools store the description of their applications objects in a relational database called TenFold Dictionary.

Executing an Application. TenFold RenderingEngine is an executable program, generally deployed in various configurations on multiple client and server computers, that reads an applications description from TenFold Dictionary and runs as that application. TenFold RenderingEngine has these four major components:

Component	Description
TenFold Client

The TenFoldClient part of the TenFold RenderingEngine typically runs on a client computer and interacts with you as you use a TenFold-powered application. TenFoldClient is a feature-rich, secure, portable, and graphical, transaction-execution environment that implements transaction requirements that applications developers describe in the TenFold Dictionary.

TenFoldClient includes TenFold Browser UI Library, TenFold Windows UI Library, TenFold TransactionManager, TenFold FrameComposer, TenFold FrameManager, TenFold GraphicInterface Library, TenFold TransactionEngine, and TenFold GraphicInterface standard.

TenFold Server

The TenFoldServer part of the TenFold Rendering Engine typically runs on a server computer and provides non-visible applications services. TenFoldServer provides an open-to-industry-standards messaging layer, applications server technologies, and standard business engines, and distributes data-intensive and computing-intensive processing across multiple server computers and multiple distributed databases.

TenFoldServer includes TenFold Security Library, TenFold Server Manager, TenFold FastConnect, TenFold Messages Library, TenFold Scheduler, TenFold Network Library, TenFold BusinessEngines, and TenFold Messages standard.

LogicXpress

The LogicXpress part of the TenFold RenderingEngine includes TenFold Language for describing complex applications logic, reports, and processes, and technologies to compile, distribute, and efficiently run that logic portably across the various client and server computers on which you deploy an application.

LogicXpress includes TenFold Compiler, TenFold Interpreter, TenFold MetaFile Library, TenFold Language, and TenFold MetaFile standards.

TenFold Kernel

The TenFoldKernel part of the TenFold RenderingEngine provides rich, portable, data-related functionality and powerful, standard, basic-applications functions to other TenFold RenderingEngine components. TenFoldKernel provides a dictionary-driven, read-write set interface to supported relational databases, and provides optimal performance, guaranteed portability, low development cost, low maintenance cost, and rich functionality to both applications and EnterpriseTenFold.

TenFoldKernel includes TenFold Database Library, TenFold OptionsFile Library, TenFold Validation Library, TenFold Knobs&Dials Library, TenFold Error Library, TenFold CommonRoutines Library, and TenFold OperatingSystem Library.

Integrating an Application. EnterpriseTenFold integration tools connect a TenFold-powered application to other applications, both within a company and at its customers and suppliers. Whether exchanging files, directly accessing another database, or using real-time messaging, integration developers codelessly describe the path that data follows to interface with typically-inflexible legacy or third party applications. Applications developers can convert and cleanse data during its passage to or from a TenFold-powered application.

Configuring an Application. EnterpriseTenFold supports leading relational databases, server operating systems, client operating systems, Web servers and browsers, and communications systems. EnterpriseTenFold is highly configurable so that it can distribute components of EnterpriseTenFold RenderingEngine across many computers to provide n-tier processing or run on a single computer. Configuration options let customers tune performance and scalability by configuring EnterpriseTenFold to match underlying hardware and software environment. EnterpriseTenFold design simplifies adding support for additional technologies to respond to customer needs and emerging new technology market changes.

TenFold ComponentWare

TenFold ComponentWare is a family of pre-written applications components that easily plug into EnterpriseTenFold to extend its functionality without programming. For example, PowerBilling provides a robust suite of billing transactions, engines, and features. PowerAccounting makes it easy to include accounting-system integration to application descriptions.

TenFold Services

We offer basic and advanced applications development training; EnterpriseTenFold maintenance training; assistance in building, implementing, and maintaining applications; and customer and technical support.

Training

Through TenFold University we offer training so that customers can learn how to successfully build, implement, operate, maintain, and evolve their applications. Training includes classroom instruction, detailed courseware, and on-site training.

Applications Development and Implementation Services

We offer services to help customers build, implement, operate and maintain their applications. Applications development services include helping customers identify requirements and describe their application using EnterpriseTenFold. Implementation services include converting and cleansing legacy data, integrating with other applications, running parallel application testing, and managing the implementation project.

Customer and Technical Support

We provide our customers who purchase support services with new releases of EnterpriseTenFold as new releases become available, and various levels of on-site and telephone support. During 2004, we added a new service, SpeedPro, which offers TenFold customers a way to buy access to a TenFold expert for immediate assistance for short-duration projects.

Competition

The competitive landscape for new and legacy-replacement enterprise applications is split among the options available to corporations today. These options are:

•	Status quo;

•	Buy a packaged application (with or without modification); and

•	Build a new application using internal IT resources or third-party consulting and software integration firms.

Status quo

TenFold’s largest competitor is “status quo.” Corporations continually wrestle with the issue of when to take on the challenge of building strategic new applications or attempting to retire and replace “legacy” applications. In recent years, most companies chose to invest large amounts of money to maintain legacy applications rather than replace them. Remaining with the status quo results in: continuously increasing costs as maintenance on top of maintenance gets harder; acceptance of barely adequate applications; limitations on lowering costs; limitations to embracing new technologies; and, difficulty in adding products or expanding markets. Status quo postpones the inevitable replacement of the application.

Buy a Packaged Application (with or without modification)

Many corporations prefer to obtain an off-the-shelf application from ERP or vertical packaged software vendors. Corporations license software packages to limit the risks associated with new software development projects. However, packaged applications force corporations to conform their business problems to the packaged solution, often with a poor fit. Corporations can modify a packaged application to solve their business problems, but such blended solutions are expensive, slow to implement, and suffer from poor integration.

Buying packaged applications is not a viable solution for replacing most legacy applications for most customers in most industries, as reasonable-fit packaged applications don’t exist.

Build New Applications

When companies contemplate building their own applications on their own or with help, TenFold competes primarily with suppliers of traditional programming technologies and development tools. Internal IT organizations and third party consulting firms frequently use tools from Oracle, IBM, Microsoft, BEA, Computer Associates, and others.

Programming languages such as COBOL, C, and C++ perform well and scale well, but require extraordinarily large project teams to spend multiple years to complete projects. Such projects generally run over budget in time and dollars and frequently fail. Visual Basic, SmallTalk, and other personal computer technologies support rapid applications development and improved productivity for smaller projects, but do not scale to support large numbers of end-users.

Today’s emerging technologies include Java, other component-enabling technologies (COM, DCOM, ActiveX, .NET, et cetera), and Java-related technologies intending to make Java viable for complex applications (J2EE, EJB, et cetera). Emerging technologies, all of which rely on programmers, have not significantly reduced the time and cost of large applications development at this time. Using such technologies for very large, complex applications development projects is likely to result in continued high failure rates for applications build projects since longer projects and large numbers of programmers on a project increase risk of failure exponentially according to most industry pundits.

Patents, Intellectual Property Rights and Licensing

We rely primarily on a combination of patent, copyright, trade secret and trademark laws, and nondisclosure and other contractual restrictions on copying and distribution to protect our proprietary technology. We have received three separate patents in the United States. The first patent (US Patent # 6016394) relates to EnterpriseTenFold. The second (US Patent # 6016643) relates to TenFold AutoTest, our automated testing technology. The third patent (US Patent # 6301701) relates to our computer-assisted testing of software application components. We have one pending U.S. patent and have additional patents and pending patent applications in other countries. Our trademark portfolio contains 5 U.S. trademark registrations, 8 trademarks registered in other countries and 6 pending applications in the U.S. and other countries.

In addition, as part of our confidentiality procedures, we enter into nondisclosure agreements with our employees, customers, consultants, and corporate partners, and limit access to and distribution of our software, documentation, and other proprietary information. We retain ownership of EnterpriseTenFold and TenFold ComponentWare. Under our prior business model we generally retained ownership of the applications products that we developed for customers; however, we allowed a small number of customers to own rights to the applications we developed for them. In some cases, our contracts obligate us to pay royalties on future sales of specific applications, or prohibit us from licensing applications for specified periods of time or to specified third parties. We no longer market these applications.

For information concerning risks associated with intellectual property rights, see “Risk Factors.”

Research and Development

Our technology development organization consists of teams of development engineers and product managers. These teams use a “documentation-centric” development process that includes planning and documenting deliverables in advance, adhering to coding standards, and performing nightly regression tests of all technology. We continuously monitor quality, analyze the root-cause of defects, report daily and weekly status, and regularly communicate individual and team performance and adherence to schedule and functionality requirements.

Our development infrastructure and processes produce documentation, quality assurance, platform certification, release management, and delivery capabilities (in addition to design and implementation functions) for our technology and products. Developers use TenFold AutoTest – our patented integrated testing technology – to perform nightly regression tests on all products, components, and technologies under development or modification. Developers use DocuManage, our web-based documentation management and reference system, to access and maintain product documentation.

Our development organization regularly produces new versions and releases of our EnterpriseTenFold technology. In addition to quality improvements and enhancements for our major EnterpriseTenFold MarketForce release, our development organization produced a major new product, MyTenFold, a single-user version of TenFold technology that delivers EnterpriseTenFold on a personal computer. We intend to license MyTenFold to individuals who want a complete version of EnterpriseTenFold on a Windows personal computer working with the RDBMS of their choice.

Research and development expenses were $3.7 million for the year ended December 31, 2004, $3.5 million for the year ended December 31, 2003, and $6.2 million in 2002. As of December 31, 2004, we had 25 staff engaged in research and development activities. We intend to continue to make investments in research and development to maintain and enhance EnterpriseTenFold, EnterpriseTenFold integration tools, and TenFold ComponentWare.

Employees

As of December 31, 2004, we had 66 employees, including 18 in applications development, training and support, 25 in research and development, 12 in sales and marketing, and 11 in finance, administrative, and information technology support functions. During the year ended December 31, 2004, our average headcount was 68. None of our employees is represented by a labor union or a collective bargaining agreement and most are at-will employees.

LEGAL PROCEEDINGS

SkyTel Lawsuit

On May 15, 2001, SkyTel sent us a letter purporting to terminate the Master Software License and Services Agreement between SkyTel and TenFold based on our alleged material breach of the Agreement. SkyTel’s letter also demanded a refund of $11 million paid by SkyTel. On September 24, 2001, SkyTel filed a complaint against TenFold in the First Circuit Court of the First Judicial District of Hinds County, Mississippi. The case was subsequently removed to U.S. District Court for the Southern District of Mississippi. In its complaint, SkyTel sought monetary damages of at least $17.5 million, plus other damages to be proved at trial, together with pre- and post-judgment interest, attorneys’ fees and expenses and costs. On November 13, 2001, we filed an answer denying the material allegations of the complaint. We also filed a counterclaim for unpaid fees and SkyTel’s disclosure of confidential information. Our counterclaim sought damages of at least $7 million and punitive damages of at least $10 million.

The parties stayed discovery and attempted negotiations to settle the dispute. However, resolution was impeded by the bankruptcy filing of SkyTel and its parent company, WorldCom, Inc. On July 14, 2003, the Court entered an order dismissing the case without prejudice based on incorrect information, which we immediately clarified for the Court. We received no further notice from the Court.

On October 18, 2004, we received notice from a different court, the United States Bankruptcy Court for the Southern District of New York, that in connection with resolving numerous claims in the bankruptcy proceedings of WorldCom and its subsidiary, SkyTel, SkyTel has commenced a Claim Objection and Adversary Proceeding against TenFold seeking to deny TenFold’s claim against SkyTel of at least $7 million and punitive damages of at least $10 million (our earlier counterclaim described above that became a claim against SkyTel in its bankruptcy), and to recover at least $17.5 million, plus other damages to be proved at trial, together with pre- and post-judgment interest, attorneys’ fees and expenses and costs (SkyTel’s earlier claim described above). On February 8, 2005, the Court entered a scheduling order which calls for discovery to be completed by August 1, 2006.

We believe that our insurance will cover the expenses and damages that we may require to resolve this dispute. At this point, we do not believe that this dispute will have a material adverse impact on our business, results of operations, financial position, or liquidity. Accordingly, no related losses have been provided for in our accompanying financial statements.

Coufal Lawsuit

On December 1, 2003, we were served with a complaint in the matter of Coufal v. Cedars Sinai Medical Center, et. al. The compliant was filed in the Superior Court of the State of California, County of Los Angeles by the parents of a deceased individual who died on December 15, 2002 while in the care of Cedars Sinai Medical Center. The complaint lists a number of defendants including, Cedars Sinai Medical Center, Perot Systems Healthcare Services Group, Perot Systems Corporation, PCX Systems, LLC, TenFold Corporation, Steve Chen M.D., Charles Louy M.D., Steven Fowler M.D., Sunshine Aviva Weiss M.D., and Does 1-100, inclusive. The complaint generally alleges that plaintiff’s daughter died following surgery as the result of an overdose of prescription medications. The complaint alleges that the medications were prescribed, ordered and/or administered in excess of the levels acceptable to physicians acting within the standard of care of physicians in the community, and that the computerized physician order entry system, initially developed by us, failed to detect the overdose. The complaint acknowledges that in April 2002, and pursuant to separate agreements, which are described in reports that we have filed with the SEC, responsibility for and ownership of PCX was assumed by PCX Systems, LLC (a wholly owned subsidiary of Cedars Sinai Medical Center), and that in October 2002, Cedars Sinai Medical Center installed PCX for hospital use. Discovery in this case has commenced. All named defendants in this matter (including TenFold) have filed respective Motions for Summary Judgments on various causes of action. The basis for our motion is that a theory of products liability should not apply in this matter. The Court has not yet ruled on the motions. The case is currently scheduled to go to trial on March 7, 2005. We believe that our insurance will cover the expenses and damages that we may require to resolve this lawsuit. At this point, we do not believe that this lawsuit will have a material adverse impact on our business, results of operations, financial position, or liquidity. Accordingly, no related losses have been provided for in our accompanying financial statements.

Stockholder Matters

On November 6, 2001, a class action complaint alleging violations of the federal securities laws was filed in the United States District Court for the Southern District of New York naming as defendants TenFold, certain of our officers and directors, and certain underwriters of our initial public offering. An amended complaint was filed on April 24, 2002. TenFold and certain of our officers and directors are named in the suit pursuant to Section 11 of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act 1934 on the basis of an alleged failure to disclose the underwriters’ alleged compensation and manipulative practices. Similar complaints have been filed against over 300 other issuers that have had initial public offerings since 1998. The individual officer and director defendants entered into tolling agreements and, pursuant to a Court Order dated October 9, 2002, were dismissed from the litigation without prejudice. On February 19, 2003, the Court granted a Motion to Dismiss the Rule 10b-5 claims against 116 defendants, including TenFold. On June 27, 2003, our Board of Directors approved a proposed partial settlement with the plaintiffs in this matter. The settlement would provide, among other things, a release of TenFold and of the individual defendants for the alleged wrongful conduct in the Amended Complaint. We agreed to undertake other responsibilities under the partial settlement, including agreeing to assign away, not assert, or release certain potential claims we may have against our underwriters. In June 2004, a motion for preliminary approval of the settlement was filed with the Court. The underwriters filed a memorandum with the Court opposing preliminary approval of the settlement. The court has not yet ruled on the preliminary approval motion. Any direct financial impact of the proposed settlement is expected to be borne by our insurers. If the court grants the motion for preliminary approval, notice will be given to all class members of the settlement, a “fairness” hearing will be held and if the Court determines that the settlement is fair to the class members, the settlement will be approved. At this point, we do not believe that this lawsuit will have a material adverse impact on our business, results of operations, financial position, or liquidity. Accordingly, no related losses have been provided for in our accompanying financial statements.

Assessing litigation

We review litigation claims each quarter to determine the likelihood that the claim will result in a loss. Due to the inherent uncertainties of litigation, predicting the ultimate outcome of litigation is very difficult. Significant management judgment is required to conclude on the likely outcome of outstanding litigation. As part of that review, we consider our available insurance coverage. Such coverage is subject to the particular policy’s total limit, and typically subject to the insurer’s standard reservation of rights regarding conditions or findings that might exclude coverage for a particular matter.

If a loss is considered probable on a litigation claim, management estimates the loss and we accrue the estimated loss. If a loss is considered probable but cannot be reasonably estimated, we disclose the contingency in these notes to our financial statements. Losses may however result on litigation claims that are not considered probable or are not estimable at the current time, potentially having a material adverse impact on our future business, results of operations, financial position, or liquidity.

Indemnifications, Warranties and Insurance

As permitted under Delaware law, and as provided in agreements with our officers and Directors, we have indemnified officers and Directors for certain claims asserted against them in connection with their service as an officer or Director of TenFold. The maximum potential amount of future payments that we could be required to make under these indemnification provisions is unlimited. However, we have purchased Directors’ and Officers’ insurance policies that reduce our monetary exposure and enable us to recover a portion of any future amounts paid. As a result of this insurance coverage, we believe the estimated fair value of these indemnification agreements is not material.

Our agreements with customers generally require us to indemnify the customer against claims that our software infringes third party patent, copyright, or other proprietary rights. Such indemnification obligations are generally limited in a variety of industry-standard respects, including a right to replace an infringing product or cancel the software license and return the fees paid by the customer. To date, we have not incurred costs to defend lawsuits or settle claims related to these indemnification agreements, and no such claims were outstanding at December 31, 2004. As a result, we have not recorded a liability for infringement costs as of December 31, 2004.

Our agreements with customers also generally provide a warranty that for so long as the customer is paying for support services, our software will materially conform to the related documentation, and that our software has been developed in a workmanlike manner. To date, we have not incurred significant warranty costs. As a result, we have not recorded a liability for warranty costs as of December 31, 2004.

We have an industry-standard, errors and omissions insurance policy. This policy excludes contractual related disputes such as cost and time guarantees, and only covers software errors or omissions that occur after the delivery of software. We believe this policy provides adequate coverage for potential damages related to errors and omissions in our delivered software.

DESCRIPTION OF OUR PROPERTIES

TenFold currently owns no real property. Below is a description of our leased property and the status of each facility at December 31, 2004:

Location	Sq. Feet	Lease expires	Use
South Jordan, UT	22,310	September 2007	Corporate headquarters, research and development, consulting, support, education, sales, executive and administrative activities.

San Francisco, CA	3,518	Month to month	Research and development, sales, executive and administrative activities.

Chicago, IL	1,000	May 2005	Sales, and consulting activities.

Irving, TX	23,386	April 2005	We no longer occupy this property. We have subleased 15,404 sq. feet of this space for the remaining term.

We conduct much of our operations from our principal executive office located near Salt Lake City, Utah where we lease 22,310 square feet under a lease that expires in September 2007. Our staff currently work at this office, at our San Francisco and Chicago offices, at customer sites, or from home offices. During 2005, we do not presently anticipate needing material additional office space.

MANAGEMENT

The executive officers and directors of the Company are listed below. Under the Company’s Certificate of Incorporation, the Board of Directors is divided into two classes, with staggered two-year terms. The Class I directors are Nancy M. Harvey, Robert W. Felton and Ralph W. Hardy, Jr. The Class II directors are Jeffrey L. Walker, Richard H. Bennett, Jr, and Robert E. Parsons, Jr. Additional information is provided below:

Name	Age	Position(s)
Nancy M. Harvey	51	President, Chief Executive Officer, Chief Financial Officer and Director

Jeffrey L. Walker	62	Chairman of the Board of Directors, Executive Vice President, Chief Technology Officer

Alexei Chadovich	45	Senior Vice President, Research and Development

Samer Diab	36	Vice President, Customer Services

Richard H. Bennett, Jr.	58	Director

Robert W. Felton	66	Director

Ralph W. Hardy, Jr.	64	Director

Robert E. Parsons, Jr.	49	Director

Nancy M. Harvey joined TenFold in July 2000, and has served as President and Chief Executive Officer since January 2001, and as Chief Financial Officer since November 2002. From July 2000 to December 2000, Dr. Harvey served as TenFold’s Chief Operating Officer. Prior to joining TenFold, Dr. Harvey served in various capacities with Computer Science Corporation’s (“CSC”) Healthcare Group, a large-scale applications development, outsourcing and consulting company, including from 1999 to 2000 as Executive Vice President, from 1998 to 1999 as Chief of Staff and Acting Group Vice President of Finance and Administration, from 1997 to 1998 as a Vice President, and from 1995 to 1997 as a Principal of APM Management Consultants, a management consulting firm acquired in 1996 by CSC. From 1994 to 1995, Dr. Harvey was a Senior Manager with Ernst & Young, a public accounting firm. In addition, Dr. Harvey held executive positions with MacNeal Health Services Corporation, a regional health delivery system. Dr. Harvey holds a BS in biology and chemistry from the College of Creative Studies at the University of California at Santa Barbara, an MBA from the Wharton School of the University of Pennsylvania, a Ph.D. in chemical physics from the University of Minnesota, and was a post-doctoral fellow at the California Institute of Technology.

Jeffrey L. Walker founded TenFold in February 1993 and has served as its Chairman, Executive Vice President, and Chief Technology Officer since October 1996. From TenFold’s inception to October 1996, Mr. Walker served as TenFold’s Chairman, President, Chief Executive Officer, and Chief Technology Officer. Prior to founding TenFold, from 1991 to 1993, Mr. Walker was an independent consultant. From 1985 to 1991, Mr. Walker held several management positions at Oracle Corporation, a large database and applications software company, including Executive Vice President from 1987 to 1991, General Manager Applications Division from 1985 to 1991, Chief Financial Officer from 1987 to 1991, and Senior Vice President of Marketing during 1986. Prior to joining Oracle, Mr. Walker founded and served as Chief Executive Officer of Walker Interactive Products, an application software company, from 1980 to 1985. Mr. Walker holds a BA in mathematics from Brown University.

Alexei Chadovich joined TenFold in October 1997, and has served as Senior Vice President of Research & Development since February 2002. Prior to that, Mr. Chadovich held various technical and development management roles at TenFold including Director, Development, Vice President of Universal Application Client, Director of Universal Application Core, Senior Developer, and Architect for Universal Application Client. Prior to joining TenFold, Mr. Chadovich served from 1996 to 1997 as software architect and developer with Corel Corporation, a business and graphics software development company. From 1990 to 1996, Mr. Chadovich served in various software development and architect positions with WordPerfect Corp., a business software development company, and after its merger with Novell Inc. in 1994, a business and networking software development company. Prior to joining WordPerfect, Mr. Chadovich held various software development management positions with Kurchatov Atomic Energy Institute in Russia, a physics research institute. Mr. Chadovich holds MS in Computer Science from Moscow Institute of Electronic Technology, Russia.

Samer Diab joined TenFold in June 1994 and has served as Vice President, Customer Services since April 2004. From September 2002 to April 2004, Mr. Diab served as TenFold’s Operations Chief of Staff, and from October 1999 to September 2002, he served as a Vice President of Applications Development for TenFold and a prior wholly owned subsidiary. From June 1994 to October 1999, Mr. Diab served in various technical and management roles in TenFold’s development and consulting organizations. Prior to joining TenFold, Mr. Diab served from 1989 to 1994 in various technical, architectural, and managerial roles in the Applications Division of Oracle Corporation, a large database and applications software company. Mr. Diab holds a BS in Electrical Engineering from the California Institute of Technology.

Richard H. Bennett, Jr. has served as a member of TenFold’s Board of Directors since October 31, 2002. From September 2001 to October 2002, Mr. Bennett served as a marketing consultant to TenFold. Mr. Bennett founded Rick Bennett Advertising in 1984. His advertising agency has represented numerous companies in many technology sectors including, hardware, database, circuit design and artificial intelligence. From 1984 to 1990, he served as Oracle Corporation’s advertising agency during Oracle’s growth from $15 million to over a billion dollars in annual sales. From its inception to its initial public offering in 2004, he advised Salesforce.com. He currently advises several other technology companies, including IntraLinks.

Robert W. Felton has served as a member of TenFold’s Board of Directors since March 1997. Mr. Felton was the founder and served as a member of the Board of Directors of Indus International, Inc., a software applications company, since its inception in 1988 until 2002. From 1988 to January 1999, Mr. Felton also served as Indus’s Chairman, President, and Chief Executive Officer. Mr. Felton holds a BS in mechanical engineering from Cornell University and an MS in nuclear engineering from the University of Washington.

Ralph W. Hardy, Jr. has served as a member of TenFold’s Board of Directors since February 1998. Mr. Hardy is the principal operating officer, director and a stockholder of First Media Corporation, which is the ultimate parent of First Media TF Holdings, LLC, a stockholder of TenFold. Through other subsidiaries, First Media Corporation owns investments in commercial broadcasting stations and in various other private entities. First Media Corporation, which is substantially owned by the Richard E. Marriott family, also owns, through a subsidiary, stock of various publicly held companies such as Host Marriott Corporation and Marriott International, Inc. Mr. Hardy has served as a member of the law firm of Dow, Lohnes & Albertson PLLC, Washington, D.C., since 1974. Mr. Hardy holds a BS in political science from the University of Utah and a JD from the University of California at Berkeley School of Law (Boalt Hall).

Robert E. Parsons, Jr. has served as a member of TenFold’s Board of Directors since September 2004. Mr. Parsons is Executive Vice President and Chief Financial Officer of Exclusive Resorts. Prior to joining Exclusive Resorts in 2004, Mr. Parsons had 23 years of experience with both Marriott and Host Marriott Corporation, and served for the last seven years as Executive Vice President and Chief Financial Officer of Host Marriott. Prior to the division of Marriott Corporation in the early 1990s (into Marriott International, Inc. and Host Marriott Corporation), Mr. Parsons was Vice President and Assistant Treasurer of Marriott Corporation. Mr. Parsons has also served as Chairman of the Hotel Development Committee of the Urban Land Institute, a member of the National Advisory Counsel of the Graduate School of Management at Brigham Young University, and as a Director of CNL Hotels and Resorts.

COMMON STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information that has been provided to TenFold with respect to beneficial ownership of shares of TenFold’s Common Stock as of January 31, 2005, for (i) each person who is known by TenFold to own beneficially more than five percent of the outstanding shares of Common Stock, (ii) each director of TenFold, (iii) each of the named executive officers listed in the Summary Compensation Table of this proxy statement, and (iv) all directors and executive officers of TenFold as a group.

Name and Address (1)	Shares of Common Stock (2)		Options Exercisable (3)	Total	Percent of Common Stock (4)
Jeffrey L. & Cassandra M. Walker(8)	13,634,800		2,500,000	16,134,800	33.0%
Nancy M. Harvey	78,125		7,526,875	7,605,000	14.1%
Gary D. Kennedy(5) 36 South State Street Suite 1400 Salt Lake City, UT 84111	3,915,290		—	3,915,290	8.4%
Walker Children’s Trust(6)	3,769,800		—	3,769,800	8.1%
Ralph W. Hardy, Jr.(7) c/o First Media TF Holdings, LLC 11400 Skipwith Lane Potomac, MD 20854	3,344,330		312,500	3,656,830	7.8%
First Media TF Holdings, LLC 11400 Skipwith Lane Potomac, MD 20854	3,340,330		—	3,340,330	7.2%
Robert W. Felton Trust c/o Robert W. Felton	3,975,889		352,500	4,328,389	9.3%
Richard H. Bennett, Jr.	—		531,250	531,250	1.1%
Robert E. Parsons, Jr.	—		50,000	50,000	0.1%
Jeanne Marie Kiss(9)	—		571,875	571,875	1.2%
Linda B. Valentine(10)	—		—	—	—
All directors and executive officers as a group (8 persons)	21,119,317	(8)	11,838,575	32,957,892	56.6%

(1)	Unless otherwise indicated, the address of each of the persons and entities listed in the table is the address of TenFold’s principal executive offices. The address of TenFold’s principal executive offices is 698 West 10000 South, Suite 200, South Jordan, Utah 84095.
(2)	The persons named in this table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable and except as indicated in the other footnotes to this table.
(3)	All options included are exercisable within 60 days after January 31, 2005.
(4)	Based on 46,377,219 shares of Common Stock outstanding as of January 31, 2005. In computing the percentage ownership by a person, shares of Common Stock subject to options held by that person that are currently exercisable or exercisable on or before April 1, 2005, are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.
(5)	Includes 143,594 shares owned by a limited liability company in which Mr. Kennedy is a co-managing member and as such exercises shared voting and investment power with respect to the shares. Mr. Kennedy disclaims beneficial ownership of the shares held by the limited liability company, except to the extent of his pecuniary interests in such shares. Information for Mr. Kennedy is to the best of TenFold’s knowledge based on reports filed with the SEC and a resignation agreement between the Company and Mr. Kennedy.
(6)	The Walker Children’s Trust is an irrevocable trust in which Mr. Walker, Mr. Walker’s wife and Paul M. Ginsburg are co-trustees. Mr. Ginsburg has sole voting and investment power with respect to the shares of TenFold held by the trust.

(7)	Includes 3,340,330 shares held by First Media TF Holdings, LLC, a wholly owned subsidiary of First Media Corporation. Mr. Hardy is a principal of First Media TF Holdings, LLC, and an officer, director, and stockholder of First Media Corporation. Mr. Hardy disclaims beneficial ownership of the shares held by First Media TF Holdings, LLC, except to the extent of his pecuniary interest in such shares.
(8)	Does not include 3,769,800 shares held by the Walker Children’s Trust.
(9)	Ms. Kiss is currently employed by the Company, but no longer serves in an Executive Officer capacity.
(10)	Ms. Valentine is no longer employed by the Company.

EXECUTIVE COMPENSATION

General

The following summary compensation table shows, for the last three fiscal years, compensation information for (a) the individual who served as our Chief Executive Officer during 2004, (b) the only other executive officer at the end of 2004 and (c) two additional individuals who would have been among the four most highly compensated executive officers but for the fact that they were not serving as executive officers at the end of 2004. We refer to all of these officers as the “named executive officers.”

Summary Compensation Table

	Annual Compensation			Long-Term Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	Restricted Stock Awards ($)	Securities Underlying Options (#)	All other Compensation ($) (1)
Nancy M. Harvey President, CEO And CFO(2)	2004 2003 2002	150,000 150,000 506,250	— — 261,633	— — —	1,000,000 4,000,000 1,000,000	— — 100
Jeffrey L. Walker Chairman, Executive Vice President & CTO(3)	2004 2003 2002	150,000 150,000 411,250	— — —	— — —	1,000,000 1,250,000 —	— — 240
Jeanne Marie Kiss Sr. VP, Operations(4)	2004 2003 2002	150,000 150,000 190,625	— — —	— — —	— 500,000 250,000	— — 100
Linda B. Valentine Sr. VP, Operations, Chief of Staff(5)	2004 2003	100,000 12,500	— —	— —	— 350,000	— —

(1)	Includes Company’s 401(k) matching contributions until discontinued January 16, 2002.
(2)	Ms. Harvey’s annual compensation reflects a voluntary reduction in pay, beginning October 16, 2002, from an annual base salary of $600,000 to an annualized base salary of $150,000.
(3)	Mr. Walker’s annual compensation reflects a voluntary reduction in pay, beginning October 16, 2002, from an annual base salary of $480,000 to an annualized base salary of $150,000.
(4)	Ms. Kiss’s annual compensation reflects a voluntary reduction in pay, beginning October 16, 2002, from an annual base salary of $225,000 to an annualized base salary of $150,000. Ms. Kiss is currently employed by the Company, but no longer serves in an Executive Officer capacity.
(5)	Ms. Valentine is no longer employed by the Company.

Option Grants

This table shows stock option grants to the Named Executive Officers during 2004.

Options granted in 2004

	Individual Grants				Potential realizable value at assumed annual rates of stock price appreciation for option term (3)
Name	Number of securities underlying options granted (#)	% of total options granted to employees in fiscal year (1)	Exercise or base price ($/share)	Expiration date	5%	10%
Nancy M. Harvey(2)	1,000,000	17.83%	$3.80	2/4/2014	$2,389,800	$6,056,221
Jeffrey L. Walker(2)	1,000,000	17.83%	$3.80	2/4/2014	$2,389,800	$6,056,221

(1)	The percentage of total options granted to the Named Executive Officers was computed by dividing the options granted to the Named Executive Officers shown in the table by 5,609,500 the total number of options to acquire TenFold common stock granted in 2004.
(2)	500,000 of these options vest upon grant. The remaining 500,000 options vest 25% after one year, and 6.25% quarterly thereafter. These options shall be exercisable for 10 years from grant date. Vested options may be exercised up to 2 years from termination of employment (but not to exceed 10 years from grant). These options become fully vested upon a change in control of the Company, or upon involuntary termination, unless such termination is for cause.
(3)	We are required by the SEC to use a 5% and 10% assumed rate of appreciation over the ten-year option term. This does not represent the Company’s estimate or projection of the future common stock price. If the Company’s common stock does not appreciate, the Named Executive Officers will receive no benefit from the options.

Options Exercised

This table shows stock option exercises and the value of unexercised stock options held by the Named Executive Officers during 2004.

Aggregate Option Exercises in 2004 and Fiscal Year-end Option Values

			No. of securities underlying unexercised options at fiscal year-end (#)		Value of unexercised in-the- money options at fiscal year- end ($)
Name	Shares acquired on exercise (#)	Value realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable
Nancy M. Harvey	78,125	$73,438	5,711,250	2,150,625	$805,213	$208,656
Jeffrey L. Walker	—	—	1,328,125	921,875	568,594	293,906
Jeanne Marie Kiss	—	—	537,500	262,500	362,875	182,625
Linda B. Valentine	—	—	—	—	—	—

Director Compensation

We do not pay directors for their service as directors except for reimbursement of reasonable travel expenses relating to attendance at board and committee meetings. Non-employee directors may participate in TenFold’s 1993 and 1999 stock plans. On March 24, 2004, TenFold granted each of Robert W. Felton, Ralph W. Hardy, Jr., and Richard H. Bennett, Jr. an option to purchase 200,000 shares of TenFold common stock at an exercise price of $2.92 per share. Twenty-five percent of these options vest on March 24, 2005 and 6.25% of the remaining options vest quarterly thereafter. On September 23, 2004, TenFold granted Robert E. Parsons, Jr., an option to purchase 200,000 shares of TenFold common stock at an exercise price of $1.39 per share. Twenty-five percent of these options vest on September 23, 2005 and 6.25% of the remaining options vest quarterly thereafter. On February 19, 2003, TenFold granted each of Robert W. Felton, Ralph W. Hardy, Jr., and Richard H. Bennett, Jr. an option to purchase 250,000 shares of TenFold common stock at an exercise price of $0.18 per share. Twenty-five percent of these options vest on February 19, 2004 and 6.25% of the remaining options vest quarterly thereafter. Non-employee directors were not granted stock options during 2002.

Felton Enterprises, which is wholly owned by Mr. Felton, received in 2002 approximately $17,400 in consulting fees billed on an hourly basis for consulting services that Felton Enterprises provided to TenFold during 2002. TenFold’s consulting agreement with Felton Enterprises was terminated effective December 31, 2002.

Beginning on September 5, 2001, Richard H. Bennett, Jr. served as the Company’s Director of Marketing. Mr. Bennett resigned from his position with the Company on October 22, 2002. Mr. Bennett was appointed as a Director of the Company on October 31, 2002. For 2002, Mr. Bennett was paid gross compensation in the amount of $47,500.

Compensation Committee Interlocks and Insider Participation

During 2004, Robert W. Felton and Ralph W. Hardy, Jr. (both non-employee directors) served as the sole members of the Compensation Committee. In addition, Nancy M. Harvey (current President, CEO and CFO) performed compensation committee functions as to non-executive and non-officer employees.

No member of the TenFold Board of Directors who performed Compensation Committee functions has a relationship that would constitute an interlocking relationship with executive officers or directors of another entity.

Board and Committee Meetings

The Board of Directors has an Audit Committee and a Compensation Committee, the functions of which are described in the table below.

The Board held six meetings in 2004, the Audit Committee held four meetings in 2004, and the Compensation Committee held one meeting in 2004. The Board does not have a nominating committee or a committee serving a similar function.

Name of Committee and Members		Functions of the Committee
Audit		•	Confers with independent accountants regarding the Company’s financial policies.

•	Richard H. Bennett, Jr.	•	Reviews reports of independent accountants.

•	Robert W. Felton	•	Reviews annual audit plans of independent accountants.

•	Ralph W. Hardy, Jr.	•	Reviews recommendations about internal controls.

•	Robert E. Parsons, Jr.	•	Approves selection of independent accountants.

Compensation		•	Determines the compensation of the Chief Executive Officer.

•	Robert W. Felton	•	Reviews and approves senior management compensation plans and stock grants, and establishes performance goals.

•	Ralph W. Hardy, Jr.	•	Reviews and approves proposed stock option plan changes.

		•	Approves compensation and stock grants intended to qualify as performance-based compensation under Internal Revenue Code Section 162(m).

		•	Reports results of each meeting to the Board of Directors.

Employment and Severance Agreements

Effective January 11, 2001, the Company entered into an employment agreement with Nancy M. Harvey, President and Chief Executive Officer. The agreement provides for an annual base salary of $600,000, which is subject to review and change by the Company’s Board of Directors, and the opportunity to earn an annual cash bonus in the discretion of the Company’s Board of Directors of up to $400,000. The agreement also provides that, for the term of the agreement and for six months thereafter in the event of an involuntary termination, Ms. Harvey will not compete with the Company or solicit its customers or employees. Pursuant to the agreement, Ms. Harvey was granted 800,000 shares of restricted common stock of the Company. In connection with such grant of restricted stock, the Company loaned Ms. Harvey the principal amount of $140,000, at an annual interest rate of 4.25 percent. This loan matured on December 31, 2002, at which time Ms. Harvey repaid the loan in full. Effective February 28, 2002, the Company and Ms. Harvey entered into an amendment to her employment agreement under which Ms. Harvey accepted a stock option award for 2001 in lieu of a cash bonus, in order to support the Company’s cash preservation. The stock option bonus consisted of an option to purchase 1,000,000 shares of the Company’s common stock at an exercise price of $0.38 per share. Twenty percent of this option grant vested on February 28, 2002, and the remaining 80% of this option grant vests in 16 equal quarterly installments, beginning on March 31, 2002. Since October 16, 2002, Ms. Harvey has voluntarily drawn a reduced salary based on an annualized amount of $150,000.

Other than as set forth above, none of the Company’s named executive officers has an employment agreement, severance agreement, or similar arrangement with the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During 2004 and 2003, Richard S. Walker was employed by the Company as a Sales Manager. He is the son of the Company’s Founder, Chairman and Chief Technology Officer, Jeffrey L. Walker. Richard S. Walker was paid gross compensation in the amount of approximately $75,000 and $62,000, during 2004 and 2003, respectively.

In February 2003, Robert Felton, a long-time TenFold director, acquired 3,888,889 shares of TenFold common stock for an investment of $700,000.

SELLING STOCKHOLDERS

The following table sets forth certain information regarding the ownership of shares of our common stock by the selling stockholders prior to the offering and assuming the sale of all shares offered hereby. We have prepared the table that follows based upon information provided to us by the selling stockholders prior to the effective date of the registration statement of which this prospectus forms a part. The footnotes to the table indicate, among other things, the nature of any position, office or other material relationship that the selling stockholders had with us or any of our predecessors or affiliates within the past three years. Except as otherwise indicated, the listed selling stockholders have informed us that they have sole voting and investment power with respect to the shares beneficially owned by them. All of the selling stockholders listed below acquired their shares of common stock on December 22, 2003 pursuant to a Securities Purchase Agreement with us.

	Shares Beneficially Owned Prior to Offering (1)			Shares Beneficially Owned After Offering (3)
Name of Beneficial Owner	Number	Percentage (2)	Shares Offered	Number	Percentage
GMS Family Investors LLC(4)	500,000	1.09%	500,000	—	—
Stern Family Investors LLC(5)	250,000	0.54%	250,000	—	—
Bonanza Master Fund LTD.(6)	300,000	0.65%	300,000	—	—
Robert Anderson BSCC Master Def. Contrib. P/S/P – Bear Stearns Securities Corp. Custodian	100,000	0.22%	100,000	—	—
Norman C. Fields	35,000	0.08%	30,000	5,000	0.01%
Brean Murray & Co., Inc. Profit Sharing Trust(7)	100,000	0.22%	100,000	—	—
Bettina P. Murray	10,000	0.02%	10,000	—	—
Richard Bonini	125,000	0.27%	125,000	—	—
Barry Fingerhut	50,000	0.11%	50,000	—	—
Michael L. Gruber MD Defined Benefit Pension Plan	25,000	0.05%	25,000	—	—
Sandor Capital Master Fund, L.P.(8)	125,000	0.27%	125,000	—	—
Joseph E. Sheehan	100,000	0.22%	100,000	—	—
Kingsbridge Capital, LTD.(9)	75,000	0.16%	75,000	—	—
Merlin BioMed Investment Advisors LLC 401(k)(10)	25,000	0.05%	25,000	—	—
Stuart T. Weisbrod, IRA	25,000	0.05%	25,000	—	—
Pemigewasset Partners L.P.(11)	150,000	0.33%	125,000	25,000	0.05%
Pemigewasset Offshore LTD.(12)	15,000	0.03%	10,000	5,000	0.01%
Amici Fund International, LTD.(13)	1,280,000	2.78%	1,280,000	—	—
Amici Qualified Associates, LP(14)	615,000	1.34%	615,000	—	—
The Collectors’ Fund(15)	380,000	0.83%	380,000	—	—
Rationalwave Onshore Equity Fund L.P.(16)	150,000	0.33%	100,000	50,000	0.11%
Longview Equity Fund, LP(17)	175,000	0.38%	175,000	—	—
Longview International Fund, L.P.(18)	75,000	0.16%	75,000	—	—
Renee S. Tobin	45,000	0.10%	45,000	—	—
Robin Fields	20,000	0.04%	20,000	—	—
Rainbow Trading Corporation(19)	100,000	0.22%	100,000	—	—
Stephen P. Duggan III	75,000	0.16%	75,000	—	—
Myrna Karger	5,000	0.01%	5,000	—	—
Murray Krager	5,000	0.01%	5,000	—	—
Brean Murray & Co., Inc. Firm Investment Account(20)	50,000	0.11%	50,000	—	—
Joseph G. Krusch	50,000	0.11%	50,000	—	—
Edna G. Krusch	50,000	0.11%	50,000	—	—

(1)	Beneficial ownership is based upon the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock and securities exercisable or convertible within 60 days of January 1, 2004 into shares of common stock are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The common stock is our only outstanding class of equity securities.

(2)	Applicable percentage of ownership for each selling stockholder is based on 45,969,524 shares of common stock deemed outstanding for purposes of calculating the percentage of common stock owned as of January 1, 2004.
(3)	The amount and percentage of securities listed as beneficially owned by the selling stockholders after the offering are based upon the assumption that all of the shares being offered are sold pursuant to this prospectus, and that no other shares of common stock are acquired or disposed of by the selling stockholders prior to the termination of this offering. Because the selling stockholders may sell all, some or none of their shares pursuant to this prospectus or otherwise, or acquire or dispose of other shares of our common stock during the offering period covered by this prospectus, no estimate can be given as to the amount or percentage of shares that will be held by the selling stockholders after completion of this offering.
(4)	Judith Feder is the manager of GMS Family Investors LLC and has voting and investment control over these shares held by GMS Family Investors LLC.
(5)	Judith Feder is the manager of Stern Family Investors LLC and has voting and investment control over these shares held by Stern Family Investors LLC.
(6)	Bonanza Master Fund Ltd. is managed by Bernay Box & Co. Bernay Box of Bernay Box & Co. has investment and voting power over these shares held by Bonanza Master Fund Ltd.
(7)	William McCluskey, Bettina Murray, Jerome Baron and Norman Fields have the investment and voting control over these shares held by Brean Murray & Co, Inc. Profit Sharing Trust.
(8)	John S. Lemak is the general partner of Sandor Capital Master Fund, L.P. and has investment and voting control over these shares held by Sandor Capital Master Fund, L.P. Mr. Lemak is an affiliate of Williams Financial Group, Inc., a registered broker-dealer.
(9)	Adam Gurney and Valentine O’Donoghue are directors of Kingsbridge Capital Ltd. and have voting and investment control over these shares held by Kingsbridge Capital Ltd.
(10)	Stuart T. Weisbrod is the managing member of Merlin BioMed Investment Advisors LLC 401(k) and has voting and investment control over these shares held by Merlin BioMed Investment Advisors LLC 401(k).
(11)	James Vose is a general partner of Pemigewasset Partners, L.P. and has investment and voting control over these shares held by Pemigewasset Partners, L.P.
(12)	James Vose is the managing member of Pemigewasset Offshore, Ltd. and has investment and voting control over these shares held by Pemigewasset Offshore, Ltd.
(13)	Amici Capital LLC is the investment manager for the Amici Fund International Ltd. A. Alex Porter, Paul E. Orlin, Geoff Hulme and Jon Friedland of Amici Capital LLC have investment and voting control over these shares held by Amici Fund International Ltd.
(14)	CF Advisors LLC is the sole general partner of Amici Qualified Associates, LP. A. Alex Porter, Paul E. Orlin, Geoff Hulme and Jon Friedland of CF Advisors LLC have investment and voting control over these shares held by Amici Qualified Associates, LP.
(15)	CF Advisors LLC is the sole general partner of The Collectors’ Fund. A. Alex Porter, Paul E. Orlin, Geoff Hulme and Jon Friedland of CF Advisors LLC have investment and voting control over these shares held by The Collectors’ Fund.
(16)	Rationalwave Capital Partners, LLC is the general partner of Rationalwave Onshore Equity Fund, LP. Mark Rosenblatt is the majority shareholder of Rationalwave Capital Partners, LLC and has investment and voting control over these shares held by Rationalwave Onshore Equity Fund, LP.
(17)	Wayne H. Coleson is the chief executive officer of Redwood Grove Capital Management, LLC and has investment and voting control over these shares held by Longview Equity Fund, LP.

(18)	Wayne H. Coleson is the chief executive officer of Redwood Grove Capital Management, LLC and has investment and voting control over these shares held by Longview International Equity Fund, LP.
(19)	Stanford C. Finney, Jr. is president and a shareholder of Rainbow Trading Corporation and has investment and voting control over these shares held by Rainbow Trading Corporation. Rainbow Trading Corporation and Mr. Finney are affiliates of SpyGlass Trading, L.P., a registered broker-dealer.
(20)	William McCluskey, Bettina Murray, Jerome Baron and Norman Fields have the investment and voting control over these shares held by Brean Murray & Co., Inc. Firm Investment Account. Brean Murray & Co. is a registered broker-dealer and each of Messrs. McCluskey, Baron and Fields and Ms. Murray are affiliates of Brean Murray.

The registered broker-dealers and their affiliates above acquired their shares pursuant to the December Securities Purchase Agreement referenced above. Brean Murray & Co. acted as placement agent for the securities and each registered broker-dealer and their affiliates acquired the securities in the ordinary course as an investment.

PLAN OF DISTRIBUTION

The common stock offered by this prospectus is being offered by the selling stockholders referred to herein. The common stock may be sold or distributed from time to time by the selling stockholders directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the common stock offered by this prospectus may be effected in one or more of the following methods:

•	ordinary brokers’ transactions;

•	transactions involving cross or block trades;

•	through brokers, dealers, or underwriters who may act solely as agents;

•	“at the market” into an existing market for the common stock;

•	in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;

•	in privately negotiated transactions; or

•	any combination of the foregoing.

In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the registration or qualification requirement is available and complied with.

Brokers, dealers, underwriters, or agents participating in the distribution of the shares as agents may receive compensation in the form of commissions, discounts, or concessions from the selling stockholder and/or purchasers of the common stock for whom the broker-dealers may act as agent. The compensation paid to a particular broker-dealer may be less than or in excess of customary commissions.

Neither we nor the selling stockholders can presently estimate the amount of compensation that any agent will receive. We know of no existing arrangements between the selling stockholders, any other stockholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the shares offered by this prospectus. At the time a particular offer of shares is made, a prospectus supplement, if required, will be distributed that will set forth the names of any agents, underwriters, or dealers and any compensation from the selling stockholders and any other required information.

We will pay all of the expenses incident to the registration, offering, and sale of the shares to the public other than commissions or discounts of underwriters, broker-dealers, or agents. We have also agreed to indemnify the selling stockholders and related persons against specified liabilities, including liabilities under the Securities Act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable.

We have advised the selling stockholders that while they are engaged in a distribution of the shares included in this prospectus they are required to comply with Regulation M promulgated under the Securities Exchange Act of 1934, as amended. With certain exceptions, Regulation M precludes the selling stockholders, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the shares offered hereby this prospectus.

This offering will terminate on the date that all shares offered by this prospectus have been sold by the selling stockholders.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 120,000,000 shares of common stock, par value $0.001 per share, and 2,000,000 shares of preferred stock, par value $0.001 per share. As of December 31, 2004, 46,377,219 shares of common stock were issued and outstanding; no shares of our preferred stock are issued and outstanding. The rights and preferences of any preferred stock will be determined upon issuance by our Board of Directors. The following description is a summary of our capital stock and contains the material terms thereof. Additional information can be found in our Certificate of Incorporation and Bylaws, which were filed as exhibits to our registration statement on Form S-1 with the Securities and Exchange Commission on March 8, 1999.

TenFold’s common stock is quoted on the OTC Bulletin Board under the symbol “TENF.OB.”

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, including the election of directors. Subject to preferential rights with respect to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of TenFold, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and satisfaction of preferential rights of any outstanding preferred stock. The common stock has no preemptive or conversion rights or other subscription rights. The common stock also has no sinking fund, cumulative voting or redemption rights. All outstanding shares of our common stock are fully paid and non-assessable.

Preferred Stock

No shares of preferred stock are issued and outstanding as of the date of this prospectus. Subject to the provisions of our Certificate of Incorporation, the Board of Directors is authorized to issue 2,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders.

The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of TenFold without further action by the stockholders. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock. In certain circumstances, such issuance could have the effect of decreasing the market price of the common stock. As of the closing of this offering, no shares of preferred stock will be outstanding. TenFold currently has no plans to issue any shares of preferred stock.

Anti-takeover Effect of Certain Certificate of Incorporation and Bylaw Provisions

Certain provisions of Delaware General Corporation Law and TenFold’s certificate of incorporation could make more difficult the acquisition of TenFold by means of a tender offer, a proxy contest or otherwise and the removal of incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of TenFold to first negotiate with the board of directors of TenFold. TenFold believes that the benefits of increased protection of its board members’ potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure TenFold outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

Approval for Certain Business Combinations. TenFold is subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date that the person became an interested stockholder unless, with certain exceptions, the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, either owns, or within three years prior, did own, 15% or more of the corporation’s voting stock. These provisions may have the effect of delaying, deferring or preventing a change in control of TenFold without further action by TenFold’s stockholders.

Election and Removal of Directors. The certificate of incorporation of TenFold provides for the board of directors to be divided into two classes, with staggered two-year terms. As a result, only one class of directors is elected at each annual meeting of stockholders of TenFold, with the other class continuing for the remainder of its respective two-year term. Stockholders do not have cumulative voting rights and TenFold’s stockholders representing a majority of the shares of common stock outstanding will be able to elect all of the directors. The classification of the board of directors and lack of cumulative voting make it more difficult for TenFold’s existing stockholders to replace the board of directors as well as for another party to obtain control of TenFold by replacing the board of directors. Since the board of directors has the power to retain and discharge officers of TenFold, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

Restrictions on Stockholder Actions and Meetings. TenFold’s certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and may not be taken by written consent. The bylaws provide that special meetings of stockholders can be called only by the board of directors, the chairman of the board, if any, and the President of TenFold. Moreover, the business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting by the board of directors, the chairman of the board, if any, or the President of TenFold. The bylaws set forth an advance notice procedure with regard to the nomination, other than by or at the direction of the board of directors, of candidates for election as directors and with regard to business to be brought before an annual meeting of stockholders of TenFold.

TenFold’s certificate of incorporation contains a provision requiring the affirmative vote of the holders of at least two-thirds of the voting stock of TenFold to amend the foregoing provisions of the certificate of incorporation or bylaws.

Indemnification

TenFold’s certificate of incorporation limits the liability of directors to the fullest extent permitted by the Delaware General Corporation Law. Delaware law provides that a corporation’s certificate of incorporation may contain a provision eliminating or limiting the personal liability of directors for monetary damages for breach of their fiduciary duties as directors, except for liability for:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

As permitted by the Delaware General Corporation Law, our bylaws provide for the indemnification of our directors, officers, employees and agents or of any corporation in which any such person serves as a director, officer, employee or agent at our request, to the fullest extent allowed by Delaware law, against all expenses, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties, and amounts paid or to be paid in settlement, and any interest, assessments, or other charges imposed thereon, and any federal, state, local or foreign taxes imposed as a result of the actual or deemed receipt of indemnification payments) reasonably incurred or suffered by any such director, officer, or employee in connection with investigating, defending, being a witness in, or participating in, or preparing for any of the foregoing in any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative.

As a result of this provision, our company and our stockholders may be unable to obtain monetary damages from such persons for breach of their duty of care. Although stockholders may continue to seek injunctive and other equitable relief for an alleged breach of fiduciary duty by such persons, stockholders may have no effective remedy against the challenged conduct if equitable remedies are unavailable. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. We believe such indemnifications are necessary to retain qualified individuals as officers and directors.

At present, there is no pending litigation or proceeding involving any director, officer, employee or agent of TenFold where indemnification will be required or permitted. TenFold is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

We provide director and officer liability insurance and pay all premiums and other costs associated with maintaining such insurance coverage. We have also entered into indemnification agreements with each director and officer.

Transfer Agent and Registrar

The transfer agent and registrar for TenFold common stock is EquiServe Trust Company, N.A. The transfer agent’s address is 525 Washington Boulevard, 9th Floor, Mail Suite 4690, Jersey City, New Jersey 07303. The transfer agent’s telephone number is (800) 736-3001.

EXPERTS

The consolidated financial statements and schedule of TenFold Corporation and subsidiary as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004, have been included herein in reliance upon the report of Tanner + Co., independent public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. Tanner + Co’s report on the December 31, 2004 financial statements included an explanatory paragraph relating to their substantial doubt as to TenFold’s ability to continue as a going concern. The consolidated financial statements and related financial statement schedule do not include any adjustments that might result from the outcome of this uncertainty.

On February 10, 2003, TenFold Corporation (the “Company”) dismissed its independent accountant, KPMG LLP (“KPMG”), and engaged the services of Tanner + Co. (“Tanner”) as the Company’s new independent accountant for its fiscal year ending December 31, 2002 and its fiscal years ending December 31, 2003 and 2004. The Audit Committee of the Company’s Board of Directors (the “Audit Committee”) approved the dismissal of KPMG and the appointment of Tanner as of February 10, 2003.

During the two fiscal years of the Company ended December 31, 2002, and the subsequent interim period through February 10, 2003, there were no disagreements between the Company and KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to KPMG’s satisfaction, would have caused KPMG to make reference to the subject matter of the disagreement in connection with its reports.

LEGAL MATTERS

Munger, Tolles & Olson LLP, with offices at 355 South Grand Avenue, 35th Floor, Los Angeles, California 90071, have passed upon the validity of the shares of common stock offered under this prospectus.

AVAILABLE INFORMATION

We have filed with the SEC a post-effective amendment to our registration statement on Form S-1 under the Securities Act, with respect to the shares to be sold in this offering. This prospectus does not contain all of the information set forth in the amended registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information about us and the shares to be sold in this offering, please refer to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to, are not necessarily complete, and in each instance please refer to the copy of the contract, agreement or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by this reference.

You may read and copy all or any portion of the registration statement or any reports, statements or other information we file with the SEC at the public reference facility maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. Copies of such material are also available by mail from the Public Reference Branch of the SEC at 450 Fifth Street, N.W., Washington, DC 20549 at prescribed rates.

Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. You can also find our SEC filings at the SEC’s website at http://www.sec.gov.

REPORT OF REGISTERED INDEPENDENT PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

TenFold Corporation:

We have audited the consolidated balance sheets of TenFold Corporation and subsidiaries as of December 31, 2004 and 2003 and the related consolidated statements of operations, stockholders equity and cash flows for each of the three years in the period ended December 31, 2004. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule as of December 31, 2004 and 2003 and for the three years then ended as listed in Item 16b of the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TenFold Corporation and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the three years ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule as of and for the three years ended December 31, 2004, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

The accompanying consolidated financial statements and schedule referred to above have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has used significant balances of its cash in operating activities and at present levels of cash consumption will not have sufficient resources to meet operating needs. This raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Tanner+Co.

Salt Lake City, Utah

February 28, 2005

TENFOLD CORPORATION

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	December 31,
	2004	2003
Assets
Current assets:
Cash and cash equivalents	$5,225	$12,236
Accounts receivable, (net of allowances for doubtful accounts of $29 and $0, respectively)	240	942
Unbilled accounts receivable, (net of allowances for doubtful accounts of $3 and $0, respectively)	74	58
Prepaid expenses and other assets	162	243
Other assets	14	10

Total current assets	5,715	13,489

Restricted cash	74	73
Property and equipment, net	626	855

Total assets	$6,415	$14,417

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$265	$1,127
Income taxes payable	1,340	1,728
Accrued liabilities	1,406	5,416
Deferred revenue	1,062	7,586
Current installments of obligations under capital leases	25	—

Total current liabilities	4,098	15,857

Long-term liabilities:
Obligations under capital leases, excluding current installments	36	—

Total long-term liabilities	36	—

Commitments and contingencies

Stockholders’ equity:
Common stock, $0.001 par value:
Authorized: 120,000,000 shares
Issued and outstanding shares: 46,377,219 shares at December 31, 2004 and 45,969,524 shares at December 31, 2003	46	46
Additional paid-in capital	76,218	75,936
Deferred compensation	(20)	(43)
Accumulated deficit	(73,963)	(77,379)

Total stockholders’ equity (deficit)	2,281	(1,440)

Total liabilities and stockholders’ equity	$6,415	$14,417

The accompanying notes to consolidated financial statements are an integral part of these financial statements

TENFOLD CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Year Ended December 31,
	2004	2003	2002
Revenues:
License	$359	$248	$207
Subscription	—	10,431	15,548
Services and other	17,234	17,030	12,475

Total revenues	17,593	27,709	28,230

Operating expenses:
Cost of revenues	5,883	9,454	12,998
Sales and marketing	2,861	1,088	1,985
Research and development	3,734	3,471	6,229
General and administrative	2,315	3,046	7,803
Special charges	—	(673)	2,838

Total operating expenses	14,793	16,386	31,853

Income (loss) from operations	2,800	11,323	(3,623)

Other income (expense):
Interest income	92	50	215
Interest expense	(10)	(173)	(638)
Other income	158	373	367
Gain on retirement of debt	—	2,206	2,393
Gain (loss) on sale of subsidiaries	—	—	(399)

Total other income, net	240	2,456	1,938

Income (loss) before income taxes	3,040	13,779	(1,685)
Provision (benefit) for income taxes	(376)	32	(497)

Net income (loss)	$3,416	$13,747	$(1,188)

Basic earnings (loss) per common share	$0.07	$0.34	$(0.03)

Diluted earnings (loss) per common share	$0.06	$0.29	$(0.03)

Weighted average common and common equivalent shares used to calculate earnings (loss) per share:

Basic	46,204	40,634	37,249

Diluted	54,924	47,623	37,249

The accompanying notes to consolidated financial statements are an integral part of these financial statements

TENFOLD CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

(in thousands, except share data)

	Common Stock		Additional Paid-in Capital	Notes Receivable From Stockholders	Deferred Compensation	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity (Deficit)
	Shares	Amount
Balance at December 31, 2001	36,812,462	$37	$66,112	$(377)	$(579)	$(89,938)	$(599)	$(25,344)

Common stock issued upon exercise of options	74,315	—	23	—	—	—	—	23
Common stock issued for ESPP	39,817	—	14	—	—	—	—	14
Restricted common stock issued	672,911	—	249	—	—	—	—	249
Restricted stock repurchase	(217,425)	—	(119)	—	—	—	—	(119)
Amortization of deferred compensation	—	—	—	—	164	—	—	164
Cancellation of stock options	—	—	(326)	—	326	—	—	—
Changes in and payments of notes receivable, net	—	—	—	233	—	—	—	233
Allowance for notes receivable from stockholders	—	—	—	144	—	—	—	144
Net loss	—	—	—	—	—	(1,188)	—	(1,188)
Currency translation loss recognized	—	—	—	—	—	—	599	599

Balance at December 31, 2002	37,382,080	$37	$65,953	$—	$(89)	$(91,126)	$—	$(25,225)

Common stock issued upon exercise of options	283,988	—	173	—	—	—	—	173
Common stock issued for ESPP	47,478	—	6	—	—	—	—	6
Restricted common stock issued	8,888,889	9	9,741	—	—	—	—	9,750
Restricted stock cancelled	(632,911)	—	—	—	—	—	—	—
Amortization of deferred compensation	—	—	—	—	109	—	—	109
Cancellation of stock options	—	—	(9)	—	9	—	—	—
Deferred compensation related to grants of stock options	—	—	72	—	(72)	—	—	—
Net income	—	—	—	—	—	13,747	—	13,747

Balance at December 31, 2003	45,969,524	$46	$75,936	$—	$(43)	$(77,379)	$—	$(1,440)

Common stock issued upon exercise of options	297,639	—	146	—	—	—	—	146
Common stock issued for ESPP and other	110,056	—	142	—	—	—	—	142
Amortization of deferred compensation	—	—	—	—	17	—	—	17
Cancellation of stock options	—	—	(6)	—	6	—	—	—
Net income	—	—	—	—	—	3,416	—	3,416

Balance at December 31, 2004	46,377,219	$46	$76,218	$—	$(20)	$(73,963)	$—	$2,281

The accompanying notes to consolidated financial statements are an integral part of these financial statements

TENFOLD CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2004	2003	2002
Cash flows from operating activities:
Net income (loss)	$3,416	$13,747	$(1,188)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	356	766	2,621
Provision (reversal) to bad debt reserve	33	6	(70)
Amortization of deferred compensation	17	109	164
Impaired assets charge	—	—	851
Provision for stockholder notes receivable	—	—	146
Gain on retirement of debt	—	(2,206)	(2,393)
Gain on sale of property and equipment	(62)	(113)	(21)
Loss on sale of subsidiaries	—	—	399
Changes in operating assets and liabilities:
Accounts receivable	672	422	594
Unbilled accounts receivable	(19)	(27)	(23)
Prepaid expenses and other assets	77	2,051	(540)
Accounts payable	(862)	190	102
Income taxes payable, net	(388)	2	(533)
Accrued liabilities	(4,010)	(1,020)	(7,242)
Deferred revenue	(6,524)	(12,742)	(2,892)
Other current and long-term liabilities	—	(2,053)	415

Net cash used in operating activities	(7,294)	(868)	(9,610)

Cash flows from investing activities:
Additions to property and equipment	(52)	(178)	(846)
(Additions) decreases to restricted cash	(1)	65	5,944
Proceeds from sale of property and equipment	63	137	2,212

Net cash provided by investing activities	10	24	7,310

Cash flows from financing activities:
Proceeds from employee stock purchase plan stock issuance	142	6	14
Exercise of common stock options	146	173	23
Principal payments on obligations under capital lease	(15)	(687)	(1,567)
Principal payments on notes payable	—	—	(3,761)
Proceeds from issuance of restricted stock	—	9,750	249
Repurchase of restricted stock	—	—	(119)
Receipt of amounts due from stockholders	—	—	334
Notes receivable from stockholders	—	—	41

Net cash provided by (used in) financing activities	273	9,242	(4,786)

Effect of exchange rate changes	—	—	(45)

Net increase (decrease) in cash and cash equivalents	(7,011)	8,398	(7,131)
Cash and cash equivalents at beginning of year	12,236	3,838	10,969

Cash and cash equivalents at end of year	$5,225	$12,236	$3,838

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$24	$32	$65
Cash paid for interest	3	8	489

Non cash investing and financing activities:
Deferred compensation related to grants of stock or stock options	$—	$72	$—
Equipment purchased under capital leases	76	—	—

The accompanying notes to consolidated financial statements are an integral part of these financial statements

TENFOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of Operations

TenFold is the provider of EnterpriseTenFold™, a software applications platform (formerly “Universal Application”) that reduces enterprise applications design, development, deployment, and maintenance timeframes and costs. EnterpriseTenFold automates most of what applications programmers typically do, and empowers small teams of business people and IT professionals to design, build, test, deploy, and maintain complex, transaction-intensive applications. TenFold also offers services for developing and implementing applications, training, and customer and technical support.

TenFold sells its products and services primarily to customers in the United States, but it currently has a small number of customers outside the United States.

TenFold was incorporated in the state of Delaware in February 1993.

2. Going Concern and Liquidity

Our financial statements have been prepared under the assumption that TenFold will continue as a going concern. The independent auditors’ opinion on our December 31, 2004 financial statements includes an explanatory paragraph relating to our ability to continue as a going concern.

As of December 31, 2004, our principal source of liquidity was our cash and cash equivalents of $5.2 million. Our net cash used in operating activities was $7.3 million for the year ended December 31, 2004 as compared to $868,000 for 2003. The increase in cash flow used in operating activities during 2004 results primarily from decreases in cash inflows from time-and-material consulting projects as these customers complete their current application development projects and become more self-sufficient, increased investments we have made in sales and marketing related activities, and payments we made to reduce some older accounts payable and accrued liability items accrued in earlier quarters, including amounts due to our United Kingdom subcontractor for its work on a large project.

We raised capital during 2003 to strengthen our balance sheet. During 2004, we have carefully managed our accounts receivable and generated additional cash inflows wherever possible from our existing customer base. However, challenges and risks remain:

•	We have derived a significant portion of our cash inflows from time-and-materials consulting services from a limited number of large customers. These large customers have reduced their purchases of our time-and-materials consulting services over time as they complete projects and become more self-sufficient. One customer completed its use of our time-and-material consulting services for its current application development project during the quarter ended September 30, 2004. Another customer time-and-materials consulting engagement is expected to be completed at the end of the first quarter of 2005. We do not currently have a new project in place to replace this project. These reductions have materially reduced our cash inflows during 2004 and our expected cash inflows in 2005.

•	We continue to invest in specific marketing initiatives intended to drive TenFold toward the ‘Tipping Point’ by creating awareness and generating leads, as well as the cost of new direct sales staff to convert those leads to sales.

•	We continue to face a challenging sales environment, and it is unclear when we can expect to achieve significant sales to new or existing customers, and achieve and sustain positive cash flow from operations.

•	We may need to seek additional capital to support our operations until our cash flow from sales to new or existing customers provides sufficient cash flow, and that capital may or may not be available on acceptable terms.

We are cognizant of these challenges and risks and appreciate that we must generate cash from operations, business transactions, or capital raising to ensure sufficient liquidity for the coming year and to support our growth. We are focusing on selling new, larger license deals with current customers who have experienced our value proposition, exploring distribution agreements, and continuing discussions with investment bankers about the possibility of raising capital. However, there can be no assurance that we will be successful, and these risks may have a materially adverse affect on our future cash flow and operations. At our present levels of revenue generation and cash consumption, we will not have sufficient resources to continue as a going concern through 2005, as we would exhaust our cash balances by mid 2005.

3. Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of TenFold and its subsidiaries. All intercompany accounts and transactions have been eliminated. As used herein, “TenFold,” the “Company,” “we,” “our” and similar terms refer to TenFold Corporation, unless the context indicates otherwise.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions, including for example, estimated project costs and profitability and accounts receivable allowances. These assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

We believe risks relating to revenue recognition primarily include the judgment required to determine project profit or loss projections on time-and-material contracts. We recognize time-and-materials revenue at the lowest point in the range of estimated profit margin, which represents our best estimate of the profit to be achieved. Variances may occur if we are unable to collect time-and-material billings or if we grant concessions to time-and-material customers in order to sell additional business or collect cash under the contract. These variances between management’s estimate of the lowest point in the range of estimated profit margin and actual results may result in a significant adjustment to our results of operations and financial position.

Previously, risks relating to revenue recognition also included the judgment and estimation required to determine fixed-price project completion percentages, fixed-price project profit or loss projections, and forecasting of fixed-price project end-dates. However, during the year ended December 31, 2002 TenFold converted its remaining on-going legacy fixed-price contracts to time-and-materials arrangements. As a result, TenFold had no significant on-going fixed-price contracts at December 31, 2004 and December 31, 2003.

We review asserted litigation claims each quarter to determine the likelihood that the claim will result in a loss. Significant management judgment is required to conclude on the likely outcome of outstanding litigation. If a loss is probable on a litigation claim, management estimates the loss and we accrue the estimated loss. If a loss is considered probable but cannot be reasonably estimated, we disclose the contingency in the notes to our financial statements. Losses may result on litigation claims that are not considered probable or are not estimable at the current time, potentially having a significant impact on future financial results.

We recognize restructuring charges consistent with EITF 94-3, prior to January 1, 2003 and consistent with SFAS 146 beginning on January 1, 2003. For amounts accrued at December 31, 2002, we reduce current charges for abandoned facilities with sublease income. Management analyzes current market conditions including current lease rates in the respective geographic regions, vacancy rates, and costs associated with subleasing when evaluating the reasonableness of future sublease income. Significant management judgments and estimates must be made and used in calculating future sublease income. Variances between expected and actual sublease income have previously and may continue to result in restructuring charge adjustments in future periods.

Revenue Recognition

We derive revenues from license fees, subscription fees, applications development and implementation services, support, and training services. License revenues consist of fees for licensing EnterpriseTenFold (formerly known as Universal Application) as an applications development tool, and license fees for applications that we previously developed and resold. Subscription revenue consists of fees for licensing EnterpriseTenFold, licensing new product releases of TenFold’s ComponentWare, and in certain cases providing related time-and-material consulting, training, and support services during a subscription period. Service revenues consist of fees for applications development and implementation, support and training. Other revenues include fees for reimbursement of out of pocket expenses incurred for customer projects.

We follow the provisions of Statement of Position (“SOP”) 97-2, Software Revenue Recognition, as modified by SOP 98-9, Modification of SOP 97-2 with Respect to Certain Transactions, and Statement of Position (“SOP”) 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts, in recognizing revenue under each of our contracts.

We generally enter into contracts that involve multiple elements, such as software products, enhancements, post-contract customer support (“PCS”), training, and time-and-material services. We allocate a portion of the contract fee to each undelivered element based on the relative fair values of the elements and allocate the fee for delivered software products using the residual method. The fair values of an element must be based on vendor specific objective evidence (“VSOE”). We establish VSOE based on the price charged when the same element is sold separately. VSOE for services is based on standard rates for the individuals providing services. These rates are the same rates charged when the services are sold separately under time-and-materials contracts. We base VSOE for training on standard rates charged for each particular training course. These rates are the rates charged when the training is sold separately for supplemental training courses. For PCS, VSOE is determined by reference to the renewal rate we charge the customer in future periods.

For certain contracts, including a subscription to future software products when and if they become available, we recognize the fees for the software products ratably over the subscription term beginning with delivery of the first software product. For contracts that include a service element for which the fair value is undeterminable, and the contract includes a subscription to new product releases on a “when and if available basis,” we recognize the entire contract fee ratably over the subscription period as subscription revenue.

For time-and-materials contracts, we generally estimate a profit range and recognize the related revenue using the lowest probable level of profit estimated in the range. Billings in excess of revenue recognized under time-and-material contracts are deferred and recognized upon completion of the time-and-materials contract or when the results can be estimated more precisely.

We recognize support revenue from contracts for ongoing technical support and product updates ratably over the support period. We recognize training revenue as we perform the services.

We recognize license revenues from EnterpriseTenFold development and deployment licenses and applications product sales that do not include services or where the related services are not considered essential to the functionality of the software, when the following criteria are met: we have signed a noncancellable license agreement with nonrefundable fees; we have shipped the software product; there are no uncertainties surrounding product acceptance; the fees are fixed and determinable; and collection is considered probable. This policy applies both when the licenses are sold separately or when an EnterpriseTenFold license is sold with an applications development project. Services relating to the licenses typically only include post contract customer support services, or do not add significant functionality, features, or significantly alter the software. In addition, similar services are available from other vendors; there are no milestones or customer specific acceptance criteria which affect the realizability of the software license fee; and the software license fee is non-cancelable and non-refundable.

For software arrangements that include a service element that is considered essential to the functionality of the software, we recognize license fees related to the application, and the applications development service fees, over time as we perform the services, using the percentage-of-completion method of accounting and following the guidance in Statement of Position (“SOP”) 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. We make adjustments, if necessary, to the estimates used in the percentage-of-completion method of accounting as work progresses under the contract and as we gain experience. Fixed-price project revenues are split between license and service based upon the relative fair value of the components.

For certain projects, we limit revenue recognition in the period to the amount of project costs incurred in the same period, resulting in zero profit during the period, and postpone recognition of profits until results can be estimated more precisely.

For certain contracts for which reasonably dependable estimates cannot be made or for which inherent hazards make estimates doubtful, we recognize revenue under the completed-contract method of contract accounting.

We record billings and cash received in excess of revenue earned as deferred revenue. Our deferred revenue balance generally results from contractual commitments made by customers to pay amounts to us in advance of revenues earned, and from application of the “zero profit” margin methodology described above. Our unbilled accounts receivable represents revenue that we have earned but which we have not yet billed. We bill customers as payments become due under the terms of the customer’s contract. We consider current information and events regarding our customers and their contracts and establish allowances for doubtful accounts when it is probable that we will be unable to collect amounts due under the terms of existing contracts.

The following table sets forth, for the periods indicated, the revenue recognized by type (in thousands):

	Year ended December 31,
	2004	2003	2002
EnterpriseTenFold license revenue	$209	$198	$81
Other license revenue	150	50	126

Total license revenues	$359	$248	$207
Subscription revenue	$—	$10,431	$15,548

Percentage-of-completion and completed-contract service revenue	$8,426	$254	$1,056
Time-and-materials service revenue	6,478	10,145	4,224
Maintenance revenue	1,638	3,183	5,481
Training revenue	234	822	482
Reimbursed expenses and other revenues	458	2,626	1,232

Total services and other revenues	$17,234	$17,030	$12,475

Total revenues	$17,593	$27,709	$28,230

Cash Equivalents

Cash equivalents include all highly liquid investments purchased with remaining maturities of three or fewer months. Cash equivalents are recorded at cost, which approximates fair value, and consist primarily of investments in money market mutual funds, which at times, exceed federally insured limits. We have not experienced any losses in such accounts. We believe that we are not exposed to any significant credit risk on cash equivalents.

Accounts Receivable (Billed and Unbilled)

Our billed accounts receivable are recorded when invoiced and represent claims against third parties that will be settled in cash. Our unbilled accounts receivable represents revenue that we have earned but which we have not yet billed. The carrying value of our receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value. We estimate our allowances for doubtful accounts based on historical collection trends, the age of outstanding receivables, customers’ financial condition and creditworthiness, and existing economic conditions. If events or changes in circumstances indicate that specific receivable balances may be impaired, further consideration is given to the collectibility of those balances and the allowance is adjusted accordingly. We charge off accounts receivable against the allowance for doubtful accounts when an account is deemed to be uncollectible.

Financial Instruments

The carrying values of accounts receivable, unbilled accounts receivable, accounts payable, accrued liabilities, and income taxes payable, approximate their estimated fair values due to the relative short maturity of these instruments.

Restricted Cash

Restricted cash of $74,000 at December 31, 2004 and $73,000 at December 31, 2003 is maintained to support various accounts payable activities.

Property and Equipment

Property and equipment, including leasehold improvements, are stated at cost, as adjusted for impairment charges. See Notes 6 and 18 for more information. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three to five years, or the life of the lease, whichever is shorter.

Expenditures for repairs and maintenance are charged to expense when incurred. Expenditures for major renewals and betterments that extend the useful lives of existing equipment are capitalized and depreciated. On retirement or disposition of property and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the statement of operations.

Accounting for Impairment of Long-Lived Assets

We review our long-lived assets, including goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by a comparison of the carrying amount of an asset to future un-discounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Fair value is determined utilizing cash flow analyses, and other market valuations.

Cost of Revenues

Cost of revenues consists primarily of compensation and other related costs of services personnel, and contractor and distributor costs related to customer projects. Costs of license revenues, including product packaging, documentation, and reproduction have not been significant.

Advertising

Advertising costs are expensed as incurred. Advertising costs amounted to $112,000 in 2004, $1,000 in 2003, and $33,000 in 2002.

Research and Development Costs

Research and development expenses consist primarily of costs for development and enhancement of the EnterpriseTenFold, and TenFold ComponentWare. In accordance with Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed (“SFAS 86”), development costs incurred in the research and development of new software products to be sold, leased or otherwise marketed are expensed as incurred until technological feasibility has been established. We achieve technological feasibility through a working model. We have charged our software development costs to research and development expense in the accompanying Consolidated Statements of Operations.

Warranty

We provide reserves for warranty costs expected to be incurred. To date, we have not incurred significant warranty costs.

Income Taxes

We record income taxes using the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement basis amounts of existing assets and liabilities and their respective income tax bases. Future tax benefits, such as net operating loss carryforwards and tax credits, are recognized to the extent that realization of such benefits is more likely than not.

Currency Translation

The functional currency of our prior foreign subsidiary’s operations was the applicable local foreign currency. As such, we did not recognize any transaction gains or losses for this subsidiary’s operations during the years ended

December 31, 2004, 2003 and 2002. The translation of the functional currencies into U.S. dollars was performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using average rates of exchange prevailing during the reporting period. Adjustments resulting from the translation of our foreign operations was included in accumulated other comprehensive income as a component of stockholders’ equity. During October 2002, we sold the entire equity interest in our wholly owned subsidiary, TenFold Systems UK Limited, to the management of that subsidiary. See Note 5 for more information. Transaction gains and losses subsequent to the sale of TenFold Systems UK Limited were insignificant.

Stock-Based Compensation

We apply the intrinsic value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation—an Interpretation of APB Opinion No. 25 issued in March 2000, to account for its stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, Accounting for Stock-Based Compensation established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, we have elected to continue to apply the intrinsic value-based method of accounting described above, and have adopted the disclosure requirements of SFAS No. 123. We have also adopted the disclosure provisions of SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure – an amendment of FASB Statement No. 123, into these financial statements and related notes.

Had compensation expense for our stock option plan and the employee stock purchase plan been determined based on the fair value at the grant date for awards or purchase rights under these plans consistent with the methodology prescribed under SFAS No. 123, Accounting for Stock Based Compensation, our net income (loss) for the years ended December 31, 2004, 2003, and 2002 would have been as follows (in thousands except per share information):

	2004	2003	2002
Net income (loss) applicable to common stock – as reported	$3,416	$13,747	$(1,188)
Add: Stock-based employee compensation expense included in reported net income (loss), net of related tax effects	17	109	164
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(11,658)	(5,348)	(7,779)

Net income (loss) applicable to common stock – pro forma	$(8,225)	$8,508	$(8,803)

Earnings (loss) per common share - as reported:

Basic	$0.07	$0.34	$(0.03)
Diluted	0.06	0.29	(0.03)

Earnings (loss) per common share – pro forma:

Basic	$(0.18)	$0.21	$(0.24)
Diluted	(0.15)	0.18	(0.24)

The effect of SFAS 123 on pro forma net income (loss) and net income (loss) per share disclosed for 2004, 2003, and 2002 may not be representative of the effects on pro forma results in future years.

See Note 13 for more information.

Recent Accounting Pronouncements

In December 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46 (“FIN 46R”) (revised December 2003), Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51 (“ARB 51”), which addresses how a business enterprise should evaluate whether it has a controlling interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46 (“FIN 46”), which was issued in January 2003. Before concluding that it is appropriate to apply ARB 51 voting interest consolidation model to an entity, an enterprise must first determine that the entity is not a variable interest entity (“VIE”). As of the effective date of FIN 46R, an enterprise must evaluate its involvement with all entities or legal structures created before February 1, 2003, to determine whether consolidation requirements of FIN 46R apply to those entities. There is no grandfathering of existing entities. Public companies must apply either FIN 46 or FIN 46R immediately to entities created after January 31, 2003 and no later than the end of the first reporting period that ends after March 15, 2004. The adoption of FIN 46 had no effect on our results of operations and financial position.

On December 18, 2003, the SEC issued Staff Accounting Bulletin No. 104, Revenue Recognition (“SAB 104”), which supercedes SAB 101, Revenue Recognition in Financial Statements. SAB 104’s primary purpose is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, which was superceded as a result of the issuance of EITF 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. SAB 104 does not have a material impact on our financial position or results of operations.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, which amends Accounting Principles Board (APB) Opinion No. 29, Accounting for Nonmonetary Transactions. The guidance in APB Opinion 29 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB Opinion 29, however, included certain exceptions to that principle. SFAS 153 amends APB Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for fiscal periods beginning after June 15, 2005. We do not expect that the adoption of SFAS 153 will have a material impact on our financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment, which requires companies to measure and recognize compensation expense for all stock-based payments at fair value. SFAS 123R is effective for all interim periods beginning after June 15, 2005 and, thus, will be effective for us beginning with the third quarter of 2005. Early adoption is encouraged and retroactive application of the provisions of SFAS 123R to the beginning of the fiscal year that includes the effective date is permitted, but not required. We are currently evaluating the impact of SFAS 123R and expect the adoption to have a material impact on our financial position and results of operations. See Stock-Based Compensation in Note 3 of our Notes to Consolidated Financial Statements for more information related to the pro forma effects on our reported net income and net income per share of applying the fair value recognition provisions of the previous SFAS 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

4. Earnings (Loss) Per Share

The following table sets forth the computation of basic and diluted earnings (loss) per share (in thousands except per share data):

	Year ended December 31,
	2004	2003	2002
Numerator:
Net income (loss)	$3,416	$13,747	$(1,188)

Numerator for diluted earnings (loss) per share	$3,416	$13,747	$(1,188)

Denominator:
Denominator for basic earnings (loss) per share – weighted-average shares	46,204	40,634	37,249

Employee stock options	8,720	6,989	—

Denominator for diluted earnings (loss) per share	54,924	47,623	37,249

Earnings (loss) per common share:
Basic earnings (loss) per common share	$0.07	$0.34	$(0.03)

Diluted earnings (loss) per common share	$0.06	$0.29	$(0.03)

Employee stock options that could potentially dilute basic earnings (loss) per share in the future, of which there were 4,962,685 outstanding during the year ended December 31, 2004, that have a weighted average exercise price of $6.21 per share, were not included in the computation of diluted earnings (loss) per share for the year ended December 31, 2004, because to do so would have been anti-dilutive for the period.

Employee stock options of 3,792,372 outstanding during the year ended December 31, 2003, that have a weighted average exercise price of $5.99 per share, and that could potentially dilute basic earnings (loss) per share in the future, were not included in the computation of diluted earnings (loss) per share for the year ended December 31, 2003, because to do so would have been anti-dilutive for the period.

Employee stock options of 10,050,679 outstanding during the year ended December 31, 2002, that have a weighted average exercise price of $2.75 per share, and that could potentially dilute basic loss per share in the future, were not included in the computation of diluted loss per share for the year ended December 31, 2002, because to do so would have been anti-dilutive for the period.

5. Disposition of Subsidiary

On October 19, 2002, we sold the entire equity interest in our wholly owned subsidiary, TenFold Systems UK Limited, to the management of that subsidiary. Accordingly, the operations of TenFold Systems UK Limited have been included in the accompanying consolidated statements of operations for TenFold for all periods presented through October 19, 2002. We previously distributed and supported our products in the United Kingdom through TenFold Systems UK Limited. Under the terms of this transaction, youDevise Limited (formerly TenFold Systems UK Limited) had rights to continue to distribute TenFold products in the United Kingdom and provide local support to our customers. We have provided support for EnterpriseTenFold to youDevise Limited (“youDevise”) and have shared with youDevise revenues from youDevise customers. On December 30, 2004, youDevise notified us that effective January 29, 2005, they were terminating their agreement with us to act as our exclusive distributor for the United Kingdom. We are in discussions with youDevise on the terms for a non-exclusive distribution arrangement with them.

The loss recognized on the sale of TenFold Systems UK Limited is summarized as follows (in thousands):

		Amount
Total purchase price		$—
Cash and other assets retained		238
Liabilities retained		(269)

Net proceeds from sale		(31)
Net book value of subsidiary
Current assets	$(266)
Long-term assets	(208)
Current liabilities	707
Long-term liabilities	—

		233

Initial gain on sale		$202

Accumulated foreign currency translation adjustments		(481)

Loss on sale		$(279)

The loss on sale of subsidiaries of $399,000 for the year ended December 31, 2002 is comprised of $279,000 for the loss on the sale of TenFold Systems UK Limited, and a $120,000 reimbursement of an office lease deposit related to our earlier sale of our prior subsidiary, LongView.

6. Property Plant & Equipment

Property and equipment consists of the following (in thousands):

	December 31,
	2004	2003
Computer equipment	$6,801	$6,860
Leasehold improvements	2,237	2,274
Software	1,675	1,672
Office equipment	1,394	1,492

	December 31,
	2004	2003
Furniture and fixtures	738	927
Computer equipment under capital lease	76	—

Total cost	12,921	13,225
Less accumulated depreciation and amortization	(12,295)	(12,370)

	$626	$855

Accumulated amortization under capital leases amounted to $15,000, $0, and $5.4 million at December 31, 2004, 2003, and 2002, respectively.

During the year ended December 31, 2003, we executed agreements with our two major prior equipment leasing vendors to buy out and retire their equipment lease debt at a substantial discount, and return substantially all the equipment. Net total other income for the year ended December 31, 2003 includes a gain of $2.2 million that we recognized on the retirement of these capital lease obligations.

During the year ended December 31, 2002, we recognized impairment charges on our fixed assets. The accumulated depreciation and amortization in the table above has been adjusted for the impairment charge. See Note 18 for more information.

7. Accrued Liabilities

Accrued liabilities consists of the following (in thousands):

	December 31,
	2004	2003
Accrued vacation	$463	$488
Sales & other business taxes	245	619
Accrued medical insurance	141	215
Accrued restructuring costs	132	512
Accrued compensation	107	346
Legal and accounting fees	8	277
Due to Perot Systems	—	2,673
Other accrued expenses	310	286

Total accrued liabilities	$1,406	$5,416

8. Notes Payable

We previously had notes payable consisting of three-year notes collateralized by fixed assets with monthly payment terms, and a five-year term loan collateralized by real property with monthly payments. In January 2002, we sold the real property in San Rafael, California, and applied the proceeds from this sale to reduce the amount we owed under the loan agreements. In March 2002, we also sold certain equipment and applied the proceeds from this sale to reduce the amount we owed under the loan agreements.

In October 2002, we executed an agreement with this lender under which we paid a reduced amount to fully retire our remaining notes payable to this lender. We recognized the difference between the amount paid to retire this debt and the carrying amount of the debt as a gain on retirement of debt of $2.4 million in the accompanying Consolidated Statements of Operations for the year ended December 31, 2002.

9. Commitments

We lease office space and equipment under non-cancelable lease agreements, which expire at various dates through 2007. Future minimum lease payments under non-cancelable lease obligations, in excess of one year and excluding obligations accrued as part of restructurings, as of December 31, 2004 are as follows (in thousands):

	Total	Operating	Capital
2005	$451	$420	$28
2006	460	431	28
2007	302	293	9
Thereafter	—	—	—

Total minimum lease payments	$1,213	$1,144	65

Less: Amount representing interest			(4)

Present value of net minimum capital lease payments			61
Less: Current installments of obligations under capital leases			(25)

Obligations under capital leases, excluding current installments			$36

Total rental expense under operating leases, was $492,000, and $431,000, and $2.5 million for the years ended December 31, 2004, 2003, and 2002, respectively.

The table above of future minimum lease payments has not been reduced by future minimum rentals due under subleases of $128,000 in 2005. These future minimum rentals are offset against related lease obligations accrued as part of restructurings.

Operating lease commitments for properties that have been restructured are included in accounts payable and accrued liabilities in the Consolidated Balance Sheet at December 31, 2004. See Notes 7 and 18 for more information.

We previously had significant capital lease obligations from equipment leases we had entered into in prior years. During the year ended December 31, 2003, we executed agreements with our two major prior equipment lessors to buy out and fully retire their equipment lease debt at a substantial discount, and return substantially all the related equipment. We recognized the difference between the amount paid to retire these lease obligations and the carrying amount of the lease obligations as a gain on retirement of debt of $2.2 million.

10. Legal Proceedings and Contingencies

SkyTel Lawsuit

On May 15, 2001, SkyTel sent us a letter purporting to terminate the Master Software License and Services Agreement between SkyTel and TenFold based on our alleged material breach of the Agreement. SkyTel’s letter also demanded a refund of $11 million paid by SkyTel. On September 24, 2001, SkyTel filed a complaint against TenFold in the First Circuit Court of the First Judicial District of Hinds County, Mississippi. The case was subsequently removed to U.S. District Court for the Southern District of Mississippi. In its complaint, SkyTel sought monetary damages of at least $17.5 million, plus other damages to be proved at trial, together with pre- and post-judgment interest, attorneys’ fees and expenses and costs. On November 13, 2001, we filed an answer denying the material allegations of the complaint. We also filed a counterclaim for unpaid fees and SkyTel’s disclosure of confidential information. Our counterclaim sought damages of at least $7 million and punitive damages of at least $10 million.

The parties stayed discovery and attempted negotiations to settle the dispute. However, resolution was impeded by the bankruptcy filing of SkyTel and its parent company, WorldCom, Inc. On July 14, 2003, the Court entered an order dismissing the case without prejudice based on incorrect information, which we immediately clarified for the Court. We received no further notice from the Court.

On October 18, 2004, we received notice from a different court, the United States Bankruptcy Court for the Southern District of New York, that in connection with resolving numerous claims in the bankruptcy proceedings of WorldCom and its subsidiary, SkyTel, SkyTel has commenced a Claim Objection and Adversary Proceeding against TenFold seeking to deny TenFold’s claim against SkyTel of at least $7 million and punitive damages of at least $10 million (our earlier counterclaim described above that became a claim against SkyTel in its bankruptcy), and to recover at least $17.5 million, plus other damages to be proved at trial, together with pre- and post-judgment interest, attorneys’ fees and expenses and costs (SkyTel’s earlier claim described above). On February 8, 2005, the Court entered a scheduling order which calls for discovery to be completed by August 1, 2006.

We believe that our insurance will cover the expenses and damages that we may require to resolve this dispute. At this point, we do not believe that this dispute will have a material adverse impact on our business, results of operations, financial position, or liquidity. Accordingly, no related losses have been provided for in our accompanying financial statements.

Coufal Lawsuit

On December 1, 2003, we were served with a complaint in the matter of Coufal v. Cedars Sinai Medical Center, et. al. The compliant was filed in the Superior Court of the State of California, County of Los Angeles by the parents of a deceased individual who died on December 15, 2002 while in the care of Cedars Sinai Medical Center. The complaint lists a number of defendants including, Cedars Sinai Medical Center, Perot Systems Healthcare Services Group, Perot Systems Corporation, PCX Systems, LLC, TenFold Corporation, Steve Chen M.D., Charles Louy M.D., Steven Fowler M.D., Sunshine Aviva Weiss M.D., and Does 1-100, inclusive. The complaint generally alleges that plaintiff’s daughter died following surgery as the result of an overdose of prescription medications. The complaint alleges that the medications were prescribed, ordered and/or administered in excess of the levels acceptable to physicians acting within the standard of care of physicians in the community, and that the computerized physician order entry system, initially developed by us, failed to detect the overdose. The complaint acknowledges that in April 2002, and pursuant to separate agreements, which are described in reports that we have filed with the SEC, responsibility for and ownership of PCX was assumed by PCX Systems, LLC (a wholly owned subsidiary of Cedars Sinai Medical Center), and that in October 2002, Cedars Sinai Medical Center installed PCX for hospital use. Discovery in this case has commenced. All named defendants in this matter (including TenFold) have filed respective Motions for Summary Judgments on various causes of action. The basis for our motion is that a theory of products liability should not apply in this matter. The Court has not yet ruled on the motions. The case is currently scheduled to go to trial on March 7, 2005. We believe that our insurance will cover the expenses and damages that we may require to resolve this lawsuit. At this point, we do not believe that this lawsuit will have a material adverse impact on our business, results of operations, financial position, or liquidity. Accordingly, no related losses have been provided for in our accompanying financial statements.

Stockholder Matters

On November 6, 2001, a class action complaint alleging violations of the federal securities laws was filed in the United States District Court for the Southern District of New York naming as defendants TenFold, certain of our officers and directors, and certain underwriters of our initial public offering. An amended complaint was filed on April 24, 2002. TenFold and certain of our officers and directors are named in the suit pursuant to Section 11 of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act 1934 on the basis of an alleged failure to disclose the underwriters’ alleged compensation and manipulative practices. Similar complaints have been filed against over 300 other issuers that have had initial public offerings since 1998. The individual officer and director defendants entered into tolling agreements and, pursuant to a Court Order dated October 9, 2002, were dismissed from the litigation without prejudice. On February 19, 2003, the Court granted a Motion to Dismiss the Rule 10b-5 claims against 116 defendants, including TenFold. On June 27, 2003, our Board of Directors approved a proposed partial settlement with the plaintiffs in this matter. The settlement would provide, among other things, a release of TenFold and of the individual defendants for the alleged wrongful conduct in the Amended Complaint. We agreed to undertake other responsibilities under the partial settlement, including agreeing to assign away, not assert, or release certain potential claims we may have against our underwriters. In June 2004, a motion for preliminary approval of the settlement was filed with the Court. The underwriters filed a memorandum with the Court opposing preliminary approval of the settlement. The court has not yet ruled on the preliminary approval motion. Any direct financial impact of the proposed settlement is expected to be borne by our insurers. If the court grants the motion for preliminary approval, notice will be given to all class members of the settlement, a “fairness” hearing will be held and if the Court determines that the settlement is fair to the class members, the settlement will be approved. At this point, we do not believe that this lawsuit will have a material adverse impact on our business, results of operations, financial position, or liquidity. Accordingly, no related losses have been provided for in our accompanying financial statements.

Assessing litigation

We review litigation claims each quarter to determine the likelihood that the claim will result in a loss. Due to the inherent uncertainties of litigation, predicting the ultimate outcome of litigation is very difficult. Significant management judgment is required to conclude on the likely outcome of outstanding litigation. As part of that review, we consider our available insurance coverage. Such coverage is subject to the particular policy’s total limit, and typically subject to the insurer’s standard reservation of rights regarding conditions or findings that might exclude coverage for a particular matter.

If a loss is considered probable on a litigation claim, management estimates the loss and we accrue the estimated loss. If a loss is considered probable but cannot be reasonably estimated, we disclose the contingency in these notes to our financial statements. Losses may however result on litigation claims that are not considered probable or are not estimable at the current time, potentially having a material adverse impact on our future business, results of operations, financial position, or liquidity.

Indemnifications, Warranties and Insurance

As permitted under Delaware law, and as provided in agreements with our officers and Directors, we have indemnified officers and Directors for certain claims asserted against them in connection with their service as an officer or Director of TenFold. The maximum potential amount of future payments that we could be required to make under these indemnification provisions is unlimited. However, we have purchased Directors’ and Officers’ insurance policies that reduce our monetary exposure and enable us to recover a portion of any future amounts paid. As a result of this insurance coverage, we believe the estimated fair value of these indemnification agreements is not material.

Our agreements with customers generally require us to indemnify the customer against claims that our software infringes third party patent, copyright, or other proprietary rights. Such indemnification obligations are generally limited in a variety of industry-standard respects, including a right to replace an infringing product or cancel the software license and return the fees paid by the customer. To date, we have not incurred costs to defend lawsuits or settle claims related to these indemnification agreements, and no such claims were outstanding at December 31, 2004. As a result, we have not recorded a liability for infringement costs as of December 31, 2004.

Our agreements with customers also generally provide a warranty that for so long as the customer is paying for support services, our software will materially conform to the related documentation, and that our software has been developed in a workmanlike manner. To date, we have not incurred significant warranty costs. As a result, we have not recorded a liability for warranty costs as of December 31, 2004.

We have an industry-standard, errors and omissions insurance policy. This policy excludes contractual related disputes such as cost and time guarantees, and only covers software errors or omissions that occur after the delivery of software. We believe this policy provides adequate coverage for potential damages related to errors and omissions in our delivered software.

11. Income Taxes

The components of the provision (benefit) for income taxes are presented below (in thousands):

	Year ended December 31,
	2004	2003	2002
Provision (benefit) for income taxes:
Current:
Federal	$—	$—	$(536)
State	(52)	4	4
Foreign.	(324)	28	35

Total current	(376)	32	(497)
Deferred:
Federal	—	—	—
State	—	—	—

Total deferred	—	—	—

Total provision (benefit) for income taxes	$(376)	$32	$(497)

The table below reconciles the expected U.S. federal statutory income tax rate to the recorded income tax provision (benefit) (in thousands):

	Year ended December 31,
	2004	2003	2002
Tax expense (benefit) at U.S. statutory rates	$1,034	$4,685	$(573)
State tax (benefit), net of federal tax impact	5	4	4
Meals & entertainment	14	11	13
Foreign taxes	19	28	35
Change in tax contingencies and other estimates	(398)	25	(742)
Change in valuation allowance attributable to operations	(1,050)	(4,721)	766

Provision (benefit) for income taxes	$(376)	$32	$(497)

Our deferred tax assets are comprised of the following (in thousands):

	December 31,
	2004	2003
Deferred tax assets:
Reserves and accruals	$456	$1,484
Stock option compensation	8	17
Credits for research activities and foreign taxes	7,161	7,142
Differences in timing of revenue recognition	—	2,921
Loss carryovers	28,603	25,141
Depreciation for book in excess of tax	701	1,274

Total deferred tax assets	36,929	37,979
Valuation allowance	(36,929)	(37,979)

Deferred tax assets after valuation allowance	$—	$—

Domestic and foreign components of income (loss) before taxes are as follows (in thousands):

	Year ended December 31,
	2004	2003	2002
Domestic	$3,040	$13,779	$(1,755)
Foreign	—	—	70

Income (loss) before taxes	$3,040	$13,779	$(1,685)

On March 9, 2002, President Bush signed into law the Jobs Creation and Worker Assistance Act of 2002. Among other provisions, the Act provides for a temporary suspension of the alternative minimum tax net operating loss limitation for 2001 and 2002. SFAS No. 109, Accounting for Income Taxes, requires that the effect of changes in tax law be charged or credited to income in the period in which the law is enacted. Therefore, we reversed in the 2002 tax provision $536,000 of federal alternative minimum taxes that were accrued in the 2001 tax provision.

The benefit for income taxes for the year ended December 31, 2004 relates primarily to reversing accruals for foreign and state taxes that were no longer deemed necessary. As of December 31, 2004, we had federal net operating loss carryforwards of approximately $75.8 million that begin to expire in 2020. As of December 31, 2004, we had state net operating loss carryforwards of approximately $60.0 million, which are subject to various state carryover provisions that generally provide shorter carryover periods than federal. In addition, as of December 31, 2004, we had federal credit carryforwards for increasing research activities of approximately $4.1 million that begin to expire in 2014. We also had $1.7 million of state credits for increasing research activities that are subject to various state carryover provisions.

The ultimate realization of the deferred income tax assets is dependent, in part, upon the tax laws in effect, our future earnings, and other events. As of December 31, 2004, we had recorded a valuation allowance of $36.9 million. During the year ended December 31, 2004, the valuation allowance decreased approximately $1.1 million, and for the year ended December 31, 2003, the valuation allowance decreased approximately $4.8 million. These decreases for the years ended December 31, 2004 and 2003 relate primarily to the income from operations. The general valuation allowance has been established under the provisions of SFAS No. 109, Accounting for Income Taxes, which requires that a valuation allowance be established when it is more likely than not that the net deferred tax assets will not be realized. The valuation allowance as of December 31, 2004 includes the benefit for stock option exercises that increased the size of the net operating loss carryovers. Future reductions to the valuation allowance will be allocated $27.5 million to operations and $9.4 million to paid-in capital.

12. Restricted Stock

On December 22, 2003, we completed a private placement of 5 million shares of restricted common stock, with no warrants, which we sold at $2.00 per share (before related fees and expenses). Under the terms of the private placement, we filed a shelf registration statement to register such shares that initially became effective on May 14, 2004.

During February 2003, we sold 3,888,889 shares of common stock to a member of our Board of Directors for a total purchase price of $700,000. These shares are not registered and are therefore subject to certain holding period and other trading restrictions provided by federal securities laws.

13. Stock Option Plans

1993 Flexible Stock Incentive Plan. Our 1993 Flexible Stock Incentive Plan (the “1993 Stock Plan”) was adopted by the Board of Directors and approved by our stockholders in February 1993. A total of 10,000,000 shares of common stock are reserved for issuance under the 1993 Stock Plan. The 1993 Stock Plan is administered by the Board of Directors and the Board Compensation Committee, and with respect to option grants to purchase up to 10,000 shares to any one employee, option grants may be approved by a separate committee of the board. The 1993 Stock Plan provides for the issuance of incentive stock options to employees, including officers and employee directors, and of nonqualified stock options, stock purchase rights, stock bonus awards, and stock appreciation rights to employees, including officers and directors, consultants, and non-employee directors. The options generally vest over a four or five-year period and expire ten years from the date of grant. On January 1, 2003, the Plan terminated with respect to the grant of incentive stock options. To date, we have not issued any incentive stock options, stock purchase rights, stock bonus awards, or stock appreciation rights under the 1993 Stock Plan.

1999 Stock Plan. Our 1999 Stock Plan was adopted by the Board of Directors and approved by the stockholders in March 1999 and June 2002. A total of 6,500,000 shares of common stock were reserved for issuance under the 1999 Stock Plan, plus an automatic annual increase on the first day of 2000, 2001, 2002, 2003, and 2004. This automatic annual increase is equal to the lesser of 1,000,000 shares or 3 percent of our outstanding common stock on the last day of the immediately preceding year, or such lesser number of shares as the Board of Directors determines. Under this provision, on each of January 1, 2004, January 1, 2003, January 1, 2002, January 1, 2001 and January 1, 2000 the number of shares reserved for issuance under the plan increased by 1,000,000 shares. At the 2003 Annual Meeting our stockholders approved a plan amendment that increased the number of shares of common stock available for issuance by 5,000,000 shares, and increased the annual limit on the number of shares of common stock that may be granted to any one employee by 1,000,000 shares to an annual maximum of 2,000,000 shares. The 1999 Stock Plan provides for the granting to employees, including officers and directors, of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and for the granting to employees and consultants, including non-employee directors, of nonqualified stock options and stock purchase rights. We have historically granted only nonqualified stock options. The 1999 Stock Plan is administered by the Board of Directors and the Board Compensation Committee, and with respect to option grants to purchase up to 10,000 shares to any one employee, option grants may be approved by a separate committee of the board. The plan administrator determines the terms of options and stock purchase rights granted under the 1999 Stock Plan, including the number of shares subject to an option or purchase right, the exercise or purchase price, and the term and exercisability of options. The options generally vest over a four or five year period and expire ten years from the date of grant. Unless terminated earlier, the 1999 Stock Plan will terminate in March 2009. Through December 31, 2004, we have not issued any stock purchase rights or stock appreciation rights under the 1999 stock plan; and have issued only one incentive stock option grant and one stock bonus award.

2000 Employee Stock Option Plan. Our 2000 Stock Option Plan was adopted by the Board of Directors in December 2000. A total of 7,000,000 shares of common stock have been reserved for issuance under the 2000 Stock Option Plan. The 2000 Stock Option Plan provides for the granting of nonstatutory rights of purchase of our common stock to employees, excluding section 16 officers, directors, and non-employee directors. Nonstatutory options do not qualify as an Incentive Stock Option within the meaning of Section 422 of the Internal Revenue Code of 1996, as amended. The 2000 Stock Option Plan is administered by the Board of Directors. The plan administrator determines the terms of options and stock purchase rights granted under the 2000 Stock Option Plan, including the number of shares subject to an option or purchase right, the exercise or purchase price, and the term and exercisability of options. The options generally vest over a four-year period and expire ten years from the date of grant. Unless terminated earlier, the 2000 Stock Plan will terminate in December 2010.

Stock option activity under our 1993, 1999, and 2000 stock option plans is as follows:

	Option Shares	Weighted Average Exercise Price Per Share
Outstanding at December 31, 2001	14,269,411	$5.76

Granted	4,722,315	$0.38
Exercised	74,315	$0.18
Canceled	8,866,732	$5.45

Outstanding at December 31, 2002	10,050,679	$2.75

Granted	8,869,000	$1.03
Exercised	283,988	$0.61
Canceled	1,771,702	$3.33

Outstanding at December 31, 2003	16,863,989	$1.85

Granted	5,609,500	$2.79
Exercised	297,639	$0.49
Canceled	1,272,529	$1.82

Outstanding at December 31, 2004	20,903,321	$2.12

At December 31, 2004, 12,883,266 options were vested and exercisable as compared to 8,010,609 in 2003 and 5,846,909 in 2002, under the stock option plans. Included in the table above are options granted to consultants that were recorded at their estimated fair value. To date, the number of options granted to consultants and the related fair value of such options has been insignificant.

The following table summarizes information about stock options under the plans outstanding at December 31, 2004:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Options Outstanding at 12/31/04	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at 12/31/04	Weighted Average Exercise Price
$ 0.15 to $ 0.25	3,799,000	8.06 Years	$0.21	2,120,281	$0.21
0.35 to 0.49	3,673,836	7.00 Years	0.38	3,220,774	0.38
0.60 to 0.89	1,198,250	6.64 Years	0.75	1,017,438	0.75
1.04 to 2.05	7,279,550	8.25 Years	1.44	4,506,988	1.46
2.49 to 2.92	1,378,450	8.48 Years	2.70	330,481	2.53
3.80 to 9.81	3,179,435	8.57 Years	4.49	1,360,225	5.03
12.60 to 21.00	24,100	4.94 Years	16.73	21,380	16.33
25.75 to 55.88	370,700	5.14 Years	33.39	305,700	33.29

$ 0.15 to $ 55.88	20,903,321	7.91 Years	$2.12	12,883,266	$2.11

The number of remaining options available to grant under the 1993, 1999, and 2000 plans is 7,440,745 as of December 31, 2004.

The weighted-average fair value of the options granted under the plans in 2004 is $2.62 as compared to $0.90 in 2003 and $0.37 in 2002. The fair value of these options was estimated at the date of grant using the Black-Scholes model with the following weighted-average assumptions for 2004, 2003, and 2002: risk-free interest rate of 2.54 percent in 2004, 2.15 percent in 2003, and 4.06 percent in 2002; a dividend yield of 0 percent; a volatility factor of 185.3 percent for 2004, 202.2 percent for 2003 and 209.3 percent in 2002; and an expected life of 3.9 years in 2004, 3.0 years in 2003, and 5.3 years in 2002.

We recorded deferred compensation pursuant to APB 25 of $0 in 2004; $72,000 in 2003; and $0 in 2002; relating to grants of restricted stock or options at exercise prices which were below the estimated fair market values of the underlying common stock. We recognized compensation expense of $17,000 in 2004, $109,000 in 2003, and $164,000 in 2002, related to the normal vesting of options with associated deferred compensation.

14. 1999 Employee Stock Purchase Plan

Our 1999 Employee Stock Purchase Plan was adopted by our Board of Directors and approved by our stockholders in March 1999. A total of 1,000,000 shares of common stock have been reserved for issuance under the purchase plan. In addition, the number of shares reserved for issuance under the purchase plan automatically increases on the first day of each of our fiscal years beginning in 2000, 2001, 2002, 2003, and 2004 equal to the lesser of 300,000 shares, 0.75 percent of our outstanding common stock on the last day of the immediately preceding fiscal year, or such lesser number of shares as the Board of Directors shall determine. Under this provision, the number of shares reserved for issuance under the purchase plan has increased by 1,385,490 shares through December 31, 2004. The purchase plan, which is intended to qualify under Section 423 of the Internal Revenue Code, has two six-month offering periods each year, with new offering periods (other than the first offering period) commencing on February 1 and August 1 of each year. The first offering period commenced on the date of the initial public offering and ended on January 31, 2000. We issued 95,496, 47,478, and 39,817, shares under this plan during the years ended December 31, 2004, 2003, and 2002, respectively.

As of December 31, 2004, 1,674,598 shares were available for issuance under the 1999 Employee Stock Purchase Plan.

The purchase plan is administered by the Board of Directors or by a committee appointed by the Board. Employees (including officers and employee directors) of TenFold, or of any majority-owned subsidiary designated by the Board, are eligible to participate in the purchase plan if they are employed by TenFold or any such subsidiary for at least 20 hours per week and more than 5 months per year. The purchase plan permits eligible employees to purchase common stock through payroll deductions of up to 10 percent of an employee’s compensation, at a price equal to 85 percent of the lower of the fair market value of the common stock at the beginning of the offering period or at the end of such period. No employee may purchase more than 3,000 shares of common stock under the purchase plan in any single offering period. No employee may purchase shares in an offering period if the purchase would cause such employee to own stock or hold outstanding stock options equal to or in excess of 5 percent of the total voting power of all classes of our stock. In addition, no employee shall be granted an option under the purchase plan if the option would permit an employee to purchase stock under all our employee stock purchase plans at a rate that exceeds $25,000 of fair market value of the stock for each calendar year in which the option is outstanding. An employee has the option of increasing or decreasing the percentage of payroll deductions once or of discontinuing the deduction during the offering period. We have elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”) in accounting for its employee stock purchase plan. Under APB 25, the plan is considered non-compensatory.

The weighted-average fair value of employee stock purchase rights granted under the employee stock purchase plan in 2004 was $1.66 as compared to $1.17 in 2003 and $0.24 in 2002. The fair value of the employee stock purchase rights was estimated using the Black-Scholes model with the following assumptions for 2004: a weighted-average risk-free interest rate of 1.38 percent, dividend yield of 0 percent, an expected life of 6 months, and a volatility factor of 183.6 percent.

15. 401(k) Retirement Plan

We established a 401(k) retirement savings plan for employees in January 1996. All employees age 21 and over are eligible to participate. Each participant may elect to have amounts deducted from his or her compensation and contributed to the plan. Through January 15, 2002, we matched 20 percent of the first 6 percent of an employees’ contributions, up to a maximum of $2,000 per employee per year. On January 15, 2002, we discontinued matching of employee contributions. Our total matching contributions for 2004, 2003, and 2002 were $0, $0, and $5,000, respectively.

16. Operating Segments

Our CEO reviews financial information on a consolidated basis, similar in format to the accompanying Consolidated Statements of Operations. We consolidate revenue and expense information for all business groups for internal and external reporting and for decision-making purposes. We operate in a single operating segment, which is applications products and services.

Revenues from customers outside of North America were approximately 20 percent of total revenues for 2004, 29 percent of total revenues for 2003, and 17 percent of total revenues for 2002. Revenues from customers in the United Kingdom were 19 percent of total revenues for 2004, 29 percent of total revenues for 2003, and 9 percent of total revenues for 2002. Revenues from operations in Argentina were 0.9 percent of total revenues for 2004, 0.5 percent of total revenues for 2003, and 8 percent of total revenues for 2002. Our long-lived assets are deployed in the United States.

17. Additional Significant Risks and Uncertainties

We have derived, and over the near term we expect to continue to derive, a significant portion of our revenues and cash flow from a limited number of large customers. Replacing the loss of a large customer is unpredictable. Revenues and cash flows from a single customer or a few large customers may constitute a significant portion of our total revenues and cash inflows in a particular period, then decline as the volume of work performed for specific customers is likely to vary from period to period, and a major customer in one period may not continue to purchase licenses or services from us in a subsequent period. Although we plan to expand and diversify our customer base, currently the loss of any of our large customers, without their replacement by new customers, would likely have a material adverse effect on our revenue and cash flow. The following table provides customer revenue concentrations greater than 10% of annual revenues, for each of the three years ended December 31, 2004, 2003 and 2002. No other customer accounted for more than 10 percent of total annual revenues during any of these years.

	December 31,
	2004	2003	2002
Customer A	50%
Customer B	22%	25%	12%
Customer C	15%	23%
Customer D		41%	63%

One customer, Cedars-Sinai Medical Center (“Cedars”), accounted for 50 percent of our total revenues for the year ended December 31, 2004. The revenue from Cedars was primarily from a non-recurring transaction during the second quarter of 2004. As a result, we do not expect Cedars to account for a significant percentage of our revenues after December 31, 2004. See Management’s Discussion and Analysis of Financial Condition and Results of Operations – Revenues for more information.

Our revenues from the two customers accounting for 22 percent and 15 percent of our total revenues for the year ended December 31, 2004, which is primarily time-and-materials consulting revenue, has decreased over time as these customers complete their current application development projects and become more self-sufficient. The customer accounting for 15 percent of our total revenues for the year ended December 31, 2004 completed its use of our time-and-material consulting services for its current application development project during the quarter ended September 30, 2004. We staffed this project with subcontractor staff that we released upon completion of these services. During Q3 and Q4, the end-user customer for this project engaged directly with us for some short-term time-and-materials consulting services. The other customer project, accounting for 22 percent of our total revenues for the year ended December 31, 2004, is staffed by our employees and is currently expected to be completed at the end of the first quarter of 2005. We do not currently have a new project in place to replace this project.

18. Special Charges

We incurred no special charges during the year ended December 31, 2004. Special charges for the year ended December 31, 2003 of $(673,000) include restructuring charge adjustments of $(578,000) and asset loss impairment adjustments of ($95,000). Special charges for the year ended December 31, 2002 of $ 2.8 million include restructuring charges of $2.0 million and $851,000 of asset impairment charges.

Asset Impairment Charges. During year ended December 31, 2003, we recorded asset loss provision adjustments of $(95,000) to eliminate remaining estimated asset loss accruals that were no longer necessary upon our completing the return of previously leased equipment.

During year ended December 31, 2002, we identified $851,000 of fixed assets that had no future value to us and were no longer in active use, and accordingly recorded an asset impairment charge of $851,000 for the year ended December 31, 2002. This charge included the impairment of the leased equipment assets that we returned to our two major equipment lessors pursuant to agreements reached with these lessors subsequent to December 31, 2002, under which we bought out and fully retired the related equipment lease debt and returned substantially all the related equipment.

Restructuring Charges. During the year ended December 31, 2003, we recorded restructuring charge adjustments of $(578,000) to reduce previously accrued restructuring charges for negotiated reductions in remaining lease payments due for unoccupied properties, and to reflect higher sublease income received than previously estimated.

During the year ended December 31, 2002, we incurred restructuring charges of $2.0 million, including $1.1 million, related to termination of the unoccupied portions of our South Jordan Utah headquarters lease, and $836,000, related to adjustments made to prior restructuring estimates. The termination of the unoccupied portions of the South Jordan lease reduced the square footage leased from 105,068 to 22,310 square feet, reduced the term from 11 years to 5 years, and reduced the rental rate per square foot. This reduced our total base rent obligations (before operating expenses) under this lease by approximately $19 million over the term of the lease. As part of this transaction, we released to the landlord $1.5 million previously held as restricted cash to support these leases. The restructuring charge of $1.1 million is comprised of a charge of $1.5 million for release of the restricted cash, less the reversal of a prior rent accrual of $400,000 no longer needed under the terms of the restructured lease. The adjustments to prior restructuring estimates primarily resulted from higher facilities lease termination payments, and lower revised estimates of future facilities sublease income payments (in part due to the default of one of our subtenants), than previously estimated.

We determined our restructuring charges in accordance with Emerging Issues Task Force Issue No. 94-3 (“EITF 94-3”) and Staff Accounting Bulletin No. 100 (“SAB 100”). EITF 94-3 and SAB 100 require that we commit to an exit plan before we accrue employee termination costs and exit costs.

Restructuring reserves are included in accounts payable and accrued liabilities at December 31, 2004. Detail of the restructuring charges as of and for the year ended December 31, 2004 are summarized below (in thousands):

Restructuring Charges:	Balance at December 31, 2003	New Charges	Adjustments	Utilized	Balance at December 31, 2004
Facilities related	$531	$—	$—	$(399)	$132

	$531	$—	$—	$(399)	$132

We have estimated future sublease income which reduces future facility related charges, including lease obligations. We considered current market conditions including current lease rates in the respective geographic regions, vacancy rates, and costs associated with subleasing when estimating future sublease income. Variances between expected and actual sublease income have previously and may continue to result in restructuring charge adjustments in future periods.

You should rely only on the information contained in this document or in documents to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where the sale of these securities is legal. The information contained in this document may only be accurate on the date hereof.

5,000,000 Shares

TENFOLD CORPORATION

Common Stock

PROSPECTUS

March 17, 2005